

PROXY STATEMENT



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

DATE AND TIME
Tuesday, May 7, 2019
9:00 a.m. (local time)

PLACE
Popular Center Building
PH Floor
209 Muñoz Rivera Avenue
San Juan, Puerto Rico

RECORD DATE
March 8, 2019

ITEMS OF BUSINESS
- Elect four directors assigned to "Class 2" of the Board of Directors for a three-year term;
- Approve, on an advisory basis, our executive compensation;
- Ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for 2019; and
- Consider such other business as may be properly brought before the meeting or any adjournments thereof.

In San Juan, Puerto Rico, on March 20, 2019.
By Order of the Board of Directors,



Javier D. Ferrer
Executive Vice President, Chief Legal Officer and Secretary

HOW TO VOTE

   

Online   **Phone**   **Mail**   **In Person**

Only shareholders of record at the close of business on March 8, 2019 are entitled to notice of, and to vote at, the meeting. Each share of common stock is entitled to one vote. Your vote is important.

We encourage you to attend the meeting. Whether or not you plan to attend, please vote as soon as possible so that we may be assured of the presence of a quorum at the meeting.

You may vote online, in person, by telephone or, if you received a paper proxy card in the mail, by mailing the completed proxy card. The instructions on the Notice of Internet Availability of Proxy Materials or your proxy card describe how to use these convenient services.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be held on May 7, 2019:

This 2019 Proxy Statement and our Annual Report for the year ended December 31, 2018 are available free of charge at **www.popular.com** and **www.proxyvote.com**.

 **POPULAR.**

209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. You should read the entire Proxy Statement before voting.

Meeting Agenda and Voting Recommendations

PROPOSAL 1

Election of Directors

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH NOMINEE.**

We are asking shareholders to elect four directors for a three-year term. The table below sets forth information with respect to our four nominees standing for election. All of the nominees are currently serving as directors. Additional information about the candidates and their respective qualifications can be found on the ''Nominees for Election as Directors and Other Directors'' section of this Proxy Statement.

JOAQUÍN E. BACARDÍ, III	ROBERT CARRADY	JOHN W. DIERCKSEN	MYRNA M. SOTO
Age 53	Age 63	Age 69	Age 50
Chairman of Edmundo B. Fernández, Inc.	President of Caribbean Cinemas	Principal of Greycrest, LLC	Chief Operating Officer of Digital Hands, LLC
Director since 2013	Director since 2019	Director since 2013	Director since 2018

PROPOSAL 2

Advisory Vote to Approve Executive Compensation

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THIS PROPOSAL.**

We are asking shareholders to approve, on an advisory basis, the compensation of our named executive officers (''NEOs'') as described in the sections titled ''Compensation Discussion and Analysis'' and ''2018 Executive Compensation Tables and Compensation Information.'' We hold this advisory vote on an annual basis.

PROPOSAL 3

Ratification of Auditors

 **THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR RATIFICATION.**

We are asking shareholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for 2019. Information on fees paid to PricewaterhouseCoopers LLP during 2018 and 2017 appears on the ''Proposal 3: Ratification of Appointment of Independent Registered Public Accounting Firm'' section of this Proxy Statement.

2018 Financial Performance and Executive Compensation Highlights

2018 CORPORATE HIGHLIGHTS

During 2018, we demonstrated the continued strength of our franchise while operating in an ongoing challenging fiscal and economic environment. Results for our business in Puerto Rico were outstanding, as the economy continued to recover from the impact of Hurricanes Irma and Maria (the "Hurricanes") in 2017. We achieved year-over-year growth in our net interest income and maintained stable credit indicators and strong capital levels.

Our Puerto Rico business experienced growth in deposits, an increase in our customer base and strong net interest margins. Popular (the "Corporation") completed the acquisition of Wells Fargo's auto finance business in Puerto Rico ("Reliable"), positioning the Corporation as the leader in the Island's auto financing segment. Furthermore, we negotiated the early termination of our loss share agreements with the Federal Deposit Insurance Corporation (the "FDIC"). In the United States, our total loan portfolio grew by 7%, driven primarily by commercial loans, and net margins increased. In addition, Popular's capital levels remained strong. A common stock repurchase program of $125 million was completed, $450 million of senior debt with a 7% coupon was redeemed, $300 million in senior debt was issued at 6.125% and $53 million of Trust Preferred Securities were redeemed by the Corporation.

During 2018, we also made progress in each of the strategic pillars established last year:

- **Sustainable and profitable growth:** We maintained strong margins, expanded our auto finance business in Puerto Rico and niche businesses in the United States and grew our customer base.
- **Simplicity:** We advanced projects to streamline our organization to reduce costs, improve quality and agility, enable a superior customer and employee experience and provide a platform for future growth.
- **Customer focus:** We executed targeted initiatives to measure and improve our customers' experience, including the migration of transactions to digital channels.
- **Fit for the Future:** We continue to bolster a solid foundation of talent and risk management frameworks to support our future growth. We created the Corporate Security Group, focused on fraud prevention and cybersecurity efforts. We also implemented various initiatives focused on our employees' well-being and development, including a voluntary retirement program in Puerto Rico and the Virgin Islands and base salary increases in all our markets.

True to Popular's core value of social commitment, valuable financial and in-kind assistance was provided through Fundación Banco Popular, Popular Foundation and corporate donations and social programs. Our total social investment during 2018 was $6.1 million, impacting communities in Puerto Rico, the mainland United States and the Virgin Islands.

2018 FINANCIAL HIGHLIGHTS

Our 2018 GAAP net income increased from $107.7 million in 2017 to $618.2 million. These results were driven by strong top line revenue growth in our Puerto Rico franchise and reflect the positive contribution of the acquisition of Reliable.

Our net income reported under GAAP for 2018 was impacted by the early termination of our loss share agreements with the FDIC, entered into in connection with the acquisition of certain assets and the assumption of certain liabilities of Westernbank Puerto Rico through an FDIC-assisted transaction in 2010, as well as the impact of the 2018 Puerto Rico Tax Reform on the valuation of Popular's deferred tax asset. These factors contributed a net amount of $130.9 million to net income. To provide meaningful information about the underlying performance of our ongoing operations, the $130.9 million is deducted from net income to express our results on an adjusted net income basis, which is a non-GAAP measure; on this basis, our adjusted net income was $487.3 million. This compares favorably to our $276.0 million adjusted net income attained in 2017. In addition, for purposes of certain incentive awards, the Compensation Committee of our Board of Directors decided to make further net income adjustments related to Hurricane insurance claims, the impact of the voluntary retirement program and early extinguishment of debt to more accurately reflect our core performance so that participants are neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing

operations. On this basis, our after-tax adjusted net income for certain incentives was $500.0 million. Refer to the GAAP to non-GAAP reconciliation in Appendix A of this Proxy Statement.

Popular, Inc. ("BPOP") shares closed 2018 at $47.22, 33% higher than year-end 2017. This performance compared very positively against our U.S. peers and the KBW Nasdaq Regional Banking Index ("KRX"), which declined by 18% and 19%, respectively. In fact, Popular was the best performing bank in the KRX, outperforming the Index throughout 2018 due, in part, to the Island's steady economic recovery after the 2017 Hurricanes, strong earnings and stable credit quality metrics.

EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

Our executive compensation program is designed to motivate and reward performance, align executives with shareholder interests, promote building long-term shareholder value, attract and retain highly qualified executives and mitigate conduct that may promote excessive or unnecessary risk taking. Our program is premised upon:

PAY-FOR-PERFORMANCE

- Focus on variable, incentive-based pay (62%-74% of total target NEO pay is performance-based)
- Combination of short-term (cash) and long-term (equity) incentives
- Equity awards promote performance and retention of high-performing talent
- Total compensation opportunity targeted at median of our peer group
- No special retirement or severance programs
- Limited perquisites

STRONG GOVERNANCE

- Incentive risk mitigation through balanced compensation design and strong internal control framework
- No speculative transactions in Popular securities nor pledging or hedging of common stock
- Clawback guideline
- Annual say-on-pay advisory vote
- Independent compensation consultant
- Compensation governance framework that includes internal guidelines covering compensation programs and incentive design

EXECUTIVE ALIGNMENT WITH LONG-TERM SHAREHOLDER VALUE

- Stock ownership requirements
- Extended equity vesting (including a portion at retirement)
- Double-trigger equity vesting upon change in control

PAY MIX IN THE COMPENSATION PROGRAM

Our executive compensation program focuses on the achievement of annual and long-term goals that generate sustained company performance and strong returns to our shareholders. As illustrated in the graphs below, the majority of total target compensation is at-risk, subject to company and individual performance: 64% of total target compensation for the Executive Chairman, 74% for the President and CEO and 62% for the other NEOs.

2018 TARGET COMPENSATION PAY MIX



Executive Chairman
Target Total Compensation $3.2M
Salary 36%
ST Cash Incentive 32%
LT Equity Incentive 32%
≈64% of pay is "at-risk"
CEO
Target Total Compensation $4.2M
Salary 26%
ST Cash Incentive 26%
LT Equity Incentive 48%
≈74% of pay is "at-risk"
Other NEOs
Target Total Compensation $0.8M - $1.8M
Salary 38%
ST Cash Incentive 31%
LT Equity Incentive 31%
≈62% of pay is "at-risk"

Note: Target total compensation is based on base salary as of December 31, 2018.

2018 COMPENSATION PROGRAM AND PAY DECISIONS

For 2018, the total compensation paid to or earned by our NEOs was as follows:

Name and Principal Position	Salary	Bonus	Stock Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Richard L. Carrión Executive Chairman	$1,200,000	$50,000	$1,020,000	$1,366,360	—	$328,134	$3,964,494
Ignacio Alvarez President and Chief Executive Officer ("CEO")	1,013,231	45,833	1,665,000	1,652,800	—	40,699	4,417,563
Carlos J. Vázquez Executive Vice President and Chief Financial Officer ("CFO")	686,423	28,688	540,000	763,111	—	18,041	2,036,262
Javier D. Ferrer Executive Vice President and Chief Legal Officer ("CLO")	559,308	23,375	440,000	623,659	—	15,605	1,661,946
Lidio V. Soriano Executive Vice President and Chief Risk Officer ("CRO")	508,462	21,250	400,000	523,015	—	11,889	1,464,616

BASE SALARY

In March 2018, each NEO, except for the Executive Chairman, received a 2% merit increase adjustment to his base salary upon consideration of salary market benchmarking and individual performance. Effective June 2018, the Compensation Committee approved a further increase to Mr. Alvarez's base salary to position his total compensation closer to market median while recognizing solid performance after his first year as CEO.

SHORT-TERM ANNUAL CASH INCENTIVE

The short-term annual cash incentive is awarded based on the achievement of corporate results, individual goals and leadership competencies. In 2018, it had a target of 85% of base pay for Mr. Carrión, 100% for Mr. Alvarez and 80% of base pay for the other NEOs. Actual payouts can range from zero to 1.5 times the target award. After considering all incentive components, the Compensation Committee granted annual cash incentive awards at 113.6% of base pay for Mr. Carrión, 150% for Mr. Alvarez, 110.4% for Mr. Vázquez, 110.7% for Mr. Ferrer and 102% for Mr. Soriano.

LONG-TERM EQUITY INCENTIVE

The annual equity grant rewards performance and aligns the interests of our NEOs with those of our shareholders. One half of the target award consists of performance shares, with actual earned shares determined at the end of a 3-year performance period based on total shareholder return and earnings per share metrics. The other half of this award consists of restricted stock granted based on corporate and individual performance, with a vesting period. At the time of grant, in February 2018, the target incentive opportunity was 85% of base pay for Mr. Carrión, 185% of base pay for Mr. Alvarez and 80% of base pay for the other NEOs. The actual long-term incentive awards range from zero to 1.5 times the target award. The 2018 long-term incentive awards were granted considering our performance in 2017, recognizing that although the 2017 net income goal had not been achieved, the senior management team had demonstrated strong leadership during Puerto Rico's unprecedented challenging macroeconomic conditions (due in large part to the impact of the Hurricanes), including maintaining a strong franchise and market position in Puerto Rico, stable credit quality and strong capital position. Upon consideration of the corporate and individual performance factors, the Compensation Committee granted equity awards in 2018 to NEOs at the previously mentioned target levels. Our executive compensation programs are discussed in more detail in the "Compensation Discussion and Analysis" and "2018 Executive Compensation Tables and Compensation Information" sections of this Proxy Statement.

CORPORATE GOVERNANCE DIRECTORS AND EXECUTIVE OFFICERS

Corporate Governance

Our Board of Directors believes that high standards of corporate governance are an essential component of strengthening our corporate culture and embedding our institutional values in our day-to-day business operations. The Board's Corporate Governance and Nominating Committee recommends to the Board the adoption of corporate governance guidelines to protect and enhance shareholder value and to set forth the principles as to how the Board, its various committees, individual directors and management should perform their functions. The Corporate Governance and Nominating Committee considers developments in corporate governance and periodically recommends to the Board changes to our corporate governance principles.

KEY CORPORATE GOVERNANCE FEATURES

Director Independence	Popular's Corporate Governance Guidelines provide that at least two-thirds of the Board shall consist of independent directors. At present, all of our non-employee directors (nine of eleven directors) are independent in accordance with the standards of The Nasdaq Stock Market (''NASDAQ''). Messrs. Carrión and Alvarez are our only employee directors and are not considered independent.
Majority Voting in Director Elections	Directors are elected by the affirmative vote of a majority of the shares represented at the annual meeting. An incumbent director not elected by the affirmative vote of a majority of the shares represented at the annual meeting must tender his or her resignation to the Board, which may accept or reject the director's resignation.
Independent Lead Director	The Board has a Lead Director elected annually by a majority of the independent members of the Board.
Board Oversight of Risk Management	Popular's Board has a significant role in risk oversight. You can read about the role of the Board in risk oversight under ''Board Oversight of Risk Management.''
Succession Planning	The Compensation Committee annually reviews a management succession plan, developed by the CEO, to ensure an orderly succession of the CEO and executive officers in both ordinary course and emergency situations.
Director Retirement	Popular's Corporate Governance Guidelines provide that directors may serve on the Board until the end of their term following their 72nd birthday, and may not be initially elected or re-elected after reaching age 72.
Stock Ownership	Within three years of their election, directors must hold Popular stock with a value equal to five times the annual Board retainer. Within five years of designation, the Executive Chairman and the President and CEO must hold Popular stock with a value equal to six times base pay and other executive officers must hold three times their base pay.
Restrictions on Pledging, Hedging and Speculative Transactions	Popular's directors and executive officers are prohibited from pledging Popular's common stock as collateral for loans. In addition, directors and executive officers are not allowed to engage in speculative transactions, such as hedging and monetization transactions, using Popular's securities.
Annual Board and Committee Self-Assessments	The Board and each committee conduct annual self-evaluations to determine whether they are functioning effectively.
Executive Sessions of Non-Management Directors	Popular's independent directors hold executive sessions without Popular's management.
Limits on Board Service	To ensure that Directors have sufficient time to devote to their responsibilities on Popular's Board, Popular's Corporate Governance Guidelines contain a policy about other directorships. Directors who also serve as CEOs of public companies should not serve on more than one public company board in addition to Popular's Board, and other directors should not serve on more than four public company boards in addition to Popular's Board. In addition, members of the Audit Committee may not serve on more than three public company audit committees, including Popular's Audit Committee, without prior Board approval.

BOARD OF DIRECTORS' INDEPENDENCE

Popular's Corporate Governance Guidelines provide that at least two-thirds of the Board shall consist of directors who the Board has determined have no material relationship with Popular and who are otherwise ''independent'' under the director independence standards of NASDAQ. The Board, with the assistance of the Corporate Governance and Nominating Committee, conducts an annual review of any relevant business relationships that each director may have with Popular and whether each director meets the independence standards of NASDAQ. The Board has determined that all of its directors and nominees, except for Messrs. Carrión and Alvarez, have no material relationship with Popular and meet the independence standards of NASDAQ.

As part of the process to determine director independence, the Board considered payments made by Popular in the ordinary course of business to various entities related to Ms. Ferré and Mr. Carrady in connection with advertising activities of Popular and its affiliates. In the case of Mr. Carrady, it also considered payments made and received by Popular in the ordinary course of business in connection with property lease transactions. The Board determined that these business relationships are not material and did not impair the ability of neither Ms. Ferré nor Mr. Carrady to act independently.

BOARD LEADERSHIP

Each year, the Board evaluates whether Popular's leadership structure is in the best interest of Popular. The Board does not have a policy on whether the Chairman and CEO positions should be separate or combined. Mr. Carrión served as Popular's Chairman and CEO from 1994 to July 1, 2017, when the CEO and President positions were consolidated in Mr. Alvarez, and Mr. Carrión assumed the position of Executive Chairman. In his role as Executive Chairman, Mr. Carrión continues to collaborate with Mr. Alvarez on corporate strategy, government and client relations and social responsibility initiatives. The Board could in the future decide to consolidate

the Chairman and CEO positions if it determines that doing so would serve the best interests of the Corporation.

Popular's Corporate Governance Guidelines require the designation of a Lead Director when the Chairman of the Board is not an independent director. The Lead Director is an independent director elected annually by a majority of the independent members of the Board. On February 15, 2019, Mr. Teuber was reappointed as the Lead Director. The Corporate Governance Guidelines provide that the Lead Director will have the responsibilities listed below.

Lead Director Responsibilities

✓ Preside over all meetings of the Board at which the Chairman is not present.

✓ Preside over executive sessions of the independent directors.

✓ Act as liaison between the independent directors and the Chairman.

✓ Have authority to call meetings of independent directors.

✓ Assist the other independent directors by ensuring that independent directors have adequate opportunities to meet in executive sessions and communicate to the Chairman, as appropriate, the results of such sessions and other private discussions among outside directors.

✓ Assist the Chairman and the remainder of the Board in assuming effective corporate governance in managing the affairs of the Board.

✓ Serve as the contact person to facilitate communications requested by major shareholders with independent members of the Board.

✓ Approve, in collaboration with the Chairman, meeting agendas and information sent to the Board.

✓ Approve, in collaboration with the Chairman, meeting schedules to assure that there is sufficient time for discussion of all agenda items.

✓ Serve temporarily as Chairman of the Board and the Board's spokesperson if the Chairman is unable to act.

✓ Interview Board candidates.

✓ Recommend to the Corporate Governance and Nominating Committee nominees to Board committees and sub-committees as may come to the Lead Director's attention.

✓ Ensure the Board works as a cohesive team.

✓ Be available for consultation and direct communication upon request of major shareholders.

✓ Make such recommendations to the Board as the Lead Director may deem appropriate for the retention of consultants who will report to the Board.

✓ Retain consultants, with the approval of the Board, as the Lead Director and the Board deem appropriate.

DIRECTOR CONTINUING EDUCATION

Popular encourages directors to participate in continuing director education programs. To assist the Board in remaining current with its duties, committee responsibilities and the many important developments impacting our business, Popular participates in the Corporate Board Member's Board Leadership Program. This program offers our directors access to a wide range of in-person, peer-based and webinar educational programs on corporate governance, committee duties, board leadership and industry developments.

BOARD MEETINGS AND EXECUTIVE SESSIONS

The Board met 13 times during 2018. Each director attended 75% or more meetings of the Board and the meetings of committees of the Board on which each such director served. While Popular has not adopted a formal policy with respect to directors' attendance at the meetings of shareholders, Popular encourages directors to attend all meetings. All of our directors, except for Mr. David Goel, who was a director at such time, attended the 2018 annual meeting of shareholders. The Corporate Governance Guidelines provide that the independent directors will meet in executive sessions once every in-person regularly scheduled Board meeting. During 2018, the independent directors met in executive sessions without Popular's management after each regularly scheduled in-person Board meeting (except one regularly scheduled in-person Board meeting where it was determined that no executive session was necessary).

BOARD SELF-ASSESSMENT

Our Board conducts an annual self-assessment aimed at improving its performance. As part of such assessment, each director completes a written questionnaire that is designed to gather suggestions for improving Board effectiveness and solicit feedback on a wide range of issues, including:

- Board and committee composition, structure and operations;
- Board dynamics and standards of conduct;
- adequacy of materials and information provided;
- access to management; and
- Board effectiveness and accountability.

Each of the four standing Board committees also conducts its own written annual self-assessment, which generally includes issues such as:

- responsibilities and organization of the committee, including adequacy of its charter;
- operations of the committee;

- adequacy of materials and information provided; and
- assessment of the committee's performance.

Responses to the Board and committee self-assessments, including written comments, are tabulated to show trends since prior years. Responses are not attributed to individual directors in order to promote openness, discussion and collegiality. The Board self-assessment report is discussed by the Corporate Governance and Nominating Committee. Thereafter, the Chair of the Corporate Governance and Nominating Committee leads the discussion with the full Board. The committee self-assessment reports are discussed at each committee, followed by a discussion of the report with the full Board led by each Committee Chair. The Corporate Governance and Nominating Committee annually discusses the format and process to be used to carry out the Board and committee self-assessments.

COMMITTEES OF THE BOARD

The Board has four standing Committees: an Audit Committee, a Corporate Governance and Nominating Committee, a Risk Management Committee and a Compensation Committee. All committees operate under written charters which are posted in our website under the heading Corporate Governance at www.popular.com/en/investor-relations/. The following highlights some of the key responsibilities of each committee as well as information about committee members and their independence, number of meetings in 2018 and last charter revision date, among others. For additional information on the role of certain of the standing committees in connection with risk oversight, please see the ''Board Oversight of Risk Management'' section of this Proxy Statement.

AUDIT COMMITTEE

Members:
Alejandro M. Ballester
John W. Diercksen (Chair)
C. Kim Goodwin
William J. Teuber, Jr.
Carlos A. Unanue

Independence:
Each member of the committee is independent

Audit Committee Financial Expert:
Messrs. Teuber and Diercksen and Ms. Goodwin are Audit Committee Financial Experts as defined by SEC rules

Meetings in 2018:
10 meetings, of which 8 were devoted to the discussion of earnings releases, Form 10-K and Form 10-Q filings

Charter last revised:
December 13, 2018

Primary Responsibilities:

Assists the Board in its oversight of:

- the outside auditors' qualifications, independence and performance;
- the performance of Popular's internal audit function;
- the integrity of Popular's financial statements, including overseeing the accounting and financial processes, principles and policies, the effectiveness of internal controls over financial reporting and the audits of the financial statements; and
- compliance with legal and regulatory requirements.

In addition, the Audit Committee issues a report, as required by the U.S. Securities and Exchange Commission (the ''SEC'') rules, for inclusion in Popular's annual proxy statement. The Audit Committee was established in accordance with the requirements of the Securities Exchange Act of 1934.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

Members:
Joaquín E. Bacardí, III
Alejandro M. Ballester (Chair)
Maria Luisa Ferré
William J. Teuber, Jr.

Independence:
Each member of the committee is independent

Meetings in 2018: 6

Charter last revised:
January 25, 2019

Primary Responsibilities:

The Corporate Governance and Nominating Committee is responsible for:

- exercising general oversight with respect to the governance of the Board;
- identifying and recommending individuals qualified to become Board members and recommending director nominees and committee members to the Board;
- reviewing and reporting to the Board on matters of corporate governance and developing and recommending to the Board a set of corporate governance principles applicable to Popular;
- leading the Board and assisting its committees in the annual assessment of their performance; and
- recommending to the Board the form and amount of compensation for Popular's directors.

RISK MANAGEMENT COMMITTEE

Members:
Joaquín E. Bacardí, III
Robert Carrady
John W. Diercksen
C. Kim Goodwin (Chair)
Myrna M. Soto
William J. Teuber, Jr.

Independence:
Each member of the committee is independent

Meetings in 2018: 10

Charter last revised:
February 15, 2019

Primary Responsibilities:

Assists the Board in the oversight of:

- Popular's overall risk management framework; and
- the monitoring, review and approval of the policies and procedures that measure, limit and manage Popular's main risks, including operational, liquidity, interest rate, market, legal, compliance and credit risks.

COMPENSATION COMMITTEE

Members:
John W. Diercksen
María Luisa Ferré (Chair)
William J. Teuber, Jr.
Carlos A. Unanue

Independence:
Each member of the committee is independent

Meetings in 2018: 6

Charter last revised:
December 13, 2018

Primary Responsibilities:

Discharges the Board's responsibilities, subject to review by the full Board, relating to:

- compensation of Popular's Executive Chairman, CEO and all other executive officers;
- adoption of policies that govern Popular's compensation and benefit programs;
- overseeing plans for executive officer development and succession;
- overseeing, in consultation with management, compliance with federal, state and local laws as they affect compensation matters;
- considering, in consultation with the CRO, whether the incentives and risks arising from the compensation plans for all employees are reasonably likely to have a material adverse effect on Popular and taking necessary actions to limit any risks identified as a result of the risk-related reviews; and
- reviewing and discussing with management the ''Compensation Discussion and Analysis'' section for Popular's annual proxy statement in compliance with and to the extent required by applicable law, rules and regulations.

Compensation Committee Interlocks and Insider Participation:

None of the members of the Compensation Committee is or has been an officer or employee of Popular. In addition, none of our executive officers is, or was during 2018, a member of the board of directors or compensation committee (or other committee serving an equivalent function) of another company that has, or had during 2018, an executive officer serving as a member of our Compensation Committee. Other than as disclosed in the ''Certain Relationships and Transactions'' section of this Proxy Statement, none of the members of the Compensation Committee had any relationship with Popular requiring disclosure under Item 404 of Regulation S-K.

MEMBERSHIP IN BOARD COMMITTEES

	Audit	Compensation	Corp. Gov. & Nominating	Risk
Class 1				
Ignacio Alvarez				
Alejandro M. Ballester	●		Ⓒ	
Richard L. Carrión				
Carlos A. Unanue	●	●		
Class 2				
Joaquín E. Bacardí, III			●	●
Robert Carrady				●
John W. Diercksen	Ⓕ Ⓒ	●		●
Myrna M. Soto				●
Class 3				
María Luisa Ferré		Ⓒ	●	
C. Kim Goodwin	Ⓕ			Ⓒ
William J. Teuber, Jr. (Lead Director)	Ⓕ	●	●	●

● Member   Ⓒ Committee Chair   Ⓕ Financial Expert

BOARD OVERSIGHT OF RISK MANAGEMENT

While management has primary responsibility for managing risk, the Board has a significant role in the risk oversight of Popular. The Board performs its risk oversight functions directly and through several Board committees, each of which oversees the management of risks that fall within its areas of responsibility, as described below. In discharging their responsibilities, Board committees have full access to management and independent advisors as they deem necessary or appropriate. Whenever it is deemed appropriate, management gives presentations to the full Board in connection with specific risks, such as those related to compliance and information security, among others. The principal roles and responsibilities of the Board committees in the oversight of risk management are described below:

Risk Management Committee	**Responsibilities:** • Review, approve and oversee management's implementation of Popular's risk management program and related policies, procedures and controls to measure, limit and manage Popular's risks, including operational, liquidity, interest rate, market, legal, compliance and credit risks, while taking into consideration their alignment with Popular's strategic and capital plans. • Review and discuss with management Popular's major financial risk exposures and the steps taken by management to monitor and control such exposures. • Review and receive reports on selected risk topics as management or the committee may deem appropriate. • After each meeting, report to the full Board regarding its activities.

Audit Committee	**Responsibilities:**
	• Oversight of accounting and financial reporting principles and policies, internal controls and procedures and controls over financial reporting.
	• Review reports from management, independent auditors, internal auditors, compliance group, legal counsel, regulators and outside experts, as considered appropriate, that include risks Popular faces and Popular's risk management function.
	• Evaluate and approve the annual risk assessment of the Internal Audit Division, which identifies the areas to be included in the annual audit plan.
	• After each meeting, report to the full Board regarding its activities.

Compensation Committee	**Responsibilities:**
	• Establish Popular's executive compensation and other incentive-based compensation programs, taking into account the risks to Popular that such programs may pose.
	• Periodically evaluate, in consultation with the CRO, whether the incentives and risks arising from Popular's compensation plans for all employees are likely to have a material adverse effect on Popular.
	• Take such action as the Committee deems necessary to limit any risks identified as a result of the risk-related reviews.
	• After each meeting, report to the full Board regarding its activities.

NOMINATION OF DIRECTORS

The Corporate Governance and Nominating Committee Charter provides that, in nominating candidates, the Committee will take into consideration such factors as it deems appropriate, which may include judgment, skill, diversity, experience with business and other organizations, the interplay of the candidate's experience with the experience of the existing Board members, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Corporate Governance and Nominating Committee will consider candidates for director who are recommended by its members, by other Board members, by management, and by shareholders. There are no differences in the manner in which the Corporate Governance and Nominating Committee will evaluate nominees for director in the event the nominee is recommended by a shareholder. There were no nominees for director recommended by shareholders for consideration by the Corporate Governance and Nominating Committee for election at the 2019 annual meeting of shareholders. Shareholders who wish to submit nominees for director for consideration by the Corporate Governance and Nominating Committee for election at Popular's 2020 annual meeting of shareholders may do so as set forth under "General Information About the Meeting—Shareholder Proposals."

Under Popular's Corporate Governance Guidelines, the Board should, based on the recommendations of the Corporate Governance and Nominating Committee, select new nominees for the position of independent director by considering the criteria outlined below:

Criteria for Nomination

✓ Personal qualities and characteristics, accomplishments and reputation in the business community.

✓ Current knowledge and contacts in the communities in which Popular does business and in Popular's industry or other industries relevant to Popular's business.

✓ Ability and willingness to commit adequate time to Board and committee matters.

✓ The fit of the individual's skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of Popular.

✓ Diversity of viewpoints, background, experience and other demographic factors.

BOARD DIVERSITY, EXPERIENCE AND SKILLS

The Corporate Governance and Nominating Committee does not have a specific diversity policy with respect to the director nomination process. Rather, the Committee considers diversity in the broader sense of how a candidate's viewpoints, experience, skills, background and other demographics could assist the Board in light of the Board's composition at the time. The Board believes that each director contributes to the overall diversity by providing a variety of personal and professional experiences and backgrounds. As shown below, the current directors and nominees reflect an appropriate diversity of gender, age, race, geographical background and experience. The Board is committed to considering diversity issues in evaluating its composition.

The following summarizes the diversity, tenure, independence, age, and the main experience and skills of our Board of Directors:

DIVERSITY



73%
are female or ethnically diverse

1	**3**
is African American	are women

7
are Hispanic

TENURE



Years of Service: 0-5, 6-10, 11-15, >15

Average Tenure: 8.6 yrs.

INDEPENDENCE



82% Independent (all directors are independent except the Executive Chairman and the President and CEO)

AGE

Retirement Age: 72
Average Age: 59

Age Range	Count
46-50	1
51-55	4
56-60	2
61-65	1
66-70	3

EXPERIENCE AND SKILLS	Carrión	Alvarez	Bacardí	Ballester	Carrady	Diercksen	Ferré	Goodwin	Soto	Teuber	Unanue
International Business Experience	•		•		•	•		•	•	•	•
Technology, Information Security and Cybersecurity	•							•	•	•	
Business Operation Experience	•	•	•	•	•	•	•	•		•	•
Senior Management & Leadership Experience	•	•	•	•	•	•	•	•	•	•	•
Public Company Knowledge	•	•				•	•	•	•	•	
Audit and Risk Oversight Experience	•					•		•	•	•	
Financial Services, Investment and M&A	•	•				•		•		•	
Understanding of Popular's Main Geographic Markets	•	•	•	•	•		•				•

SUCCESSION PLANNING

Popular's Board recognizes that one of its most important duties is to ensure senior leadership continuity by overseeing the development of executive talent and planning for the efficient succession of the CEO and other executive officers. The Board has delegated primary responsibility for succession planning to the Compensation Committee. The Compensation Committee reviews annually a management succession plan, developed by the CEO, and reports annually to the Board on the management succession plan. The principal components of this plan are: (1) a proposed plan for emergency CEO succession, (2) a proposed plan for CEO succession in the ordinary course of business, and (3) the CEO's plan for management succession for the other policy-making officers of Popular. The succession plan includes an assessment of the experience, performance, skills and planned career paths for possible candidates within the senior management team. Development initiatives supporting the succession plan include job enhancements and rotations, the Popular Leadership Academy, specialized external trainings and competency assessments.

CODE OF ETHICS

The Board has adopted a Code of Ethics (the "Code") to be followed by Popular's employees, officers and directors to achieve conduct that reflects our ethical principles. Directors, NEOs, other executive officers and employees are required to read and comply with the Code. Popular requires that all new employees take Code training shortly after their start date and also provides periodic Code training to all employees. All employees must certify annually that they have read the Code and complete a declaration on possible conflicts of interest. In addition, other persons performing services for Popular by contract or other agreement may be subject to the Code of Ethics for Service Providers.

The Code provides that any waivers of its terms granted to NEOs, other executive officers or directors may be made only by the independent members of the Board. Any such waivers must be promptly disclosed to the shareholders.

During 2018, Popular did not receive or grant any request from directors, NEOs or other executive officers for waivers under the provisions of the Code. The Code was last revised on September 21, 2018 and is available on the Corporate Governance section of Popular's website at www.popular.com/en/investor-relations/. Popular will post on its website any amendments to the Code and any waivers granted to the Executive Chairman, President and CEO, the CFO, the Corporate Comptroller or directors.

Popular expects employees to report behavior that concerns them or that may represent a violation of the Code. Popular offers several channels by which employees may raise an issue or concern, including any actual or potential violations of the Code. One such method is EthicsPoint, a website and telephone hotline that is available 24/7. EthicsPoint reports can be submitted anonymously.

COMMUNICATION WITH THE BOARD

Any shareholder who desires to contact the Board or any of its members may do so by writing to:

Popular, Inc., Board of Directors (751),
P.O. Box 362708, San Juan, PR 00936-2708

Alternatively, a shareholder may contact the Audit Committee or any of its members telephonically by calling the toll-free number (866) 737-6813 or electronically through www.popular.com/ethicspoint-en.

Popular's Chief Legal Officer and Secretary reviews all correspondence addressed to the Board or any of its members and provides the Board with copies of all communications that deal with the functions of the Board or its committees, or that otherwise require Board attention. Communications received by the Audit Committee that are not related to accounting or auditing matters may, in its discretion, be forwarded by the Audit Committee or any of its members to other committees of the Board or Popular's management for review.

WHERE TO FIND MORE INFORMATION ON GOVERNANCE

Popular maintains a corporate governance section on its website at www.popular.com/en/investor-relations/ where investors may find copies of its principal governance documents. The corporate governance section of Popular's website contains, among others, the following documents:

- ✓ Code of Ethics
- ✓ Audit Committee Charter
- ✓ Corporate Governance and Nominating Committee Charter
- ✓ Compensation Committee Charter

- ✓ Risk Committee Charter
- ✓ Corporate Governance Guidelines
- ✓ Insider Trading Policy

Directors and Executive Officers

NOMINEES FOR ELECTION AS DIRECTORS AND OTHER DIRECTORS

Information relating to director's participation in Popular's committees, age, principal occupation, business experience during the past five years (including positions held with Popular or its subsidiaries and the period during which each director has served in such capacity), directorships and qualifications is set forth below. All of Popular's directors are also directors of the following subsidiaries of Popular: Banco Popular de Puerto Rico ("BPPR"), Popular North America, Inc. and Popular Bank.

NOMINEES FOR ELECTION – CLASS 2 DIRECTORS (TERMS EXPIRING 2019)



JOAQUÍN E. BACARDÍ, III

Director since 2013

Age 53

Committees
- Corporate Governance & Nominating
- Risk

BACKGROUND

Chairman and majority shareholder of Edmundo B. Fernández, Inc., a privately held producer and distributor of rum since November 2017. Private investor since 2016. President and Chief Executive Officer of Bacardi Corporation, a privately held business and major producer and distributor of rum and other spirits, from April 2008 to April 2016.

QUALIFICATIONS

On November 2017, Mr. Bacardí completed the acquisition of Edmundo B. Fernández, Inc., a 137 year old privately owned rum company. Mr. Bacardí has extensive experience in the development and implementation of international marketing, sales and distribution strategies acquired throughout more than 24 years at various Bacardi companies and 3 years as Product Manager of Nestlé of Puerto Rico. As President and Chief Executive Officer of Bacardi Corporation, Mr. Bacardí directed and managed all business operations with full profit and loss responsibilities and government relations for Bacardi in the Caribbean, Mexico, Central and South America. Prior to becoming President and Chief Executive Officer of Bacardi Corporation, Mr. Bacardí held positions in various Bacardi enterprises where, among other things, he was responsible for the development of all global communication strategies for Bacardi Limited's whisky portfolio, with total sales of approximately $400 million, and supervision of marketing for all Bacardi brands globally. Mr. Bacardí's vast experience in business operations in Puerto Rico and across various international markets, as well as his expertise in global communication strategies, have been of great benefit to the Board.



ROBERT CARRADY

Director since January 2019

Age 63

Committee
- Risk

BACKGROUND

President of Caribbean Cinemas, a family-owned business and the largest movie theater chain in the Caribbean, since 2006.

QUALIFICATIONS

Mr. Carrady, as President of Caribbean Cinemas, has acquired extensive leadership and business operations experience by overseeing and managing a theater operation of approximately 570 cinema screens in 68 locations across Puerto Rico, the Dominican Republic and several other Caribbean islands, as well as in Guyana, Panama and Bolivia. His entrepreneurial skills have helped develop Caribbean Cinemas into the largest movie theater chain in the Caribbean and has transformed the company which today manages in-house the construction of new sites, theatre operations, film buying, food concessions, screen advertising, game room concessions and real estate leasing and management. Mr. Carrady's experience as a business leader and entrepreneur, as well as his thorough understanding of the Caribbean region, one of the markets where Popular operates, brings great value to our board.



JOHN W. DIERCKSEN

Director since 2013

Age 69

Committees
- Audit (Chair and Financial Expert)
- Risk
- Compensation

BACKGROUND

Principal of Greycrest, LLC, a privately-held financial and operational advisory services company, since October 2013. Chief Executive Officer of Beachfront Wireless LLC, a privately-held investment entity organized to participate in a Federal Communications Commission airwaves auction, from December 2015 to November 2016, when it was sold. Senior Advisor at Liontree Investment Advisors, an investment banking firm, since April 2014. Director of Harman International Industries, Incorporated, an audio and infotainment equipment company, from June 2013 to June 2017, when it was sold, Intelsat, S.A., a communications satellite services provider, since September 2013 and Cyxtera Technologies, an entity that provides data center security and analytic services, since May 2017.

QUALIFICATIONS

Mr. Diercksen has 29 years of experience in the communications industry. From 2003 to 2013, he was an Executive Vice President of Verizon Communications, Inc., a global leader in delivering consumer, enterprise wireless and wire line services, as well as other communication services. At Verizon he was responsible for key strategic initiatives related to the review and assessment of potential mergers, acquisitions and divestitures and was instrumental in forging Verizon's strategy of technology investment and repositioning its assets. He possesses a vast experience in matters related to corporate strategy, mergers, acquisitions and divestitures, business development, venture investments, strategic alliances, joint ventures and strategic planning. Mr. Diercksen's extensive senior leadership experience, together with his financial and accounting expertise, position him well to advise the Board and senior management on a wide range of strategic and financial matters.



MYRNA M. SOTO

Director since July 2018

Age 50

Committee
- Risk

BACKGROUND

Chief Operating Officer of Digital Hands, LLC, a managed security service provider, since March 4, 2019. Partner at ForgePoint Capital, a venture capital firm concentrating exclusively on cybersecurity related companies, from April 2018 to March 2019, when she assumed the role of Venture Advisor. Senior Vice President and Global Chief Information Security Officer of Comcast Corporation, a worldwide media and technology company, from September 2009 to April 2018. Vice President of Information Technology Governance and Chief Information Security Officer of MGM Resorts International, a global hospitality company, from 2005 until September 2009. Director of CMS Energy Corporation, a publicly-traded energy company, since January 2015, and of Spirit Airlines, Inc., a publicly-traded airline company, since March 2016.

QUALIFICATIONS

Ms. Soto has over 28 years of information technology and security experience in a variety of industries, including financial services, hospitality, insurance, risk management, as well as gaming and entertainment. During her years in the information and cybersecurity field, she successfully managed global cybersecurity and technology risk programs at leading Fortune 500 companies. Ms. Soto's extensive experience in cybersecurity, as well as her experience as a business leader and as a member of several public company boards, brings an invaluable and unique perspective to our Board and helps ensure that the Corporation is well-positioned to meet the technology and cybersecurity needs of today's marketplace, a matter that becomes more critical each day.

CLASS 1 DIRECTORS (TERMS EXPIRING 2021)



IGNACIO ALVAREZ

Director since 2017

Age 60

BACKGROUND

Chief Executive Officer of Popular, BPPR and Popular Bank since July 2017. President of Popular, BPPR and Popular Bank since October 2014 and Chief Operating Officer of Popular and BPPR from October 2014 to July 2017. Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. President and CEO of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular. President of the Puerto Rico Bankers Association since October 2017. Director of Centro Financiero BHD León, S.A. and Banco BHD León, from March 2018 to March 2019. Member of the Board of Trustees of Fundación Banco Popular, Inc. and of Popular Bank Foundation, Inc. since November 2015.

QUALIFICATIONS

Prior to joining Popular in 2010 as Chief Legal Officer, Mr. Alvarez was one of the six founding partners of the law firm Pietrantoni Méndez & Alvarez LLC, one of Puerto Rico's principal law firms. During his 27 years in private law practice, his main areas of expertise included banking, corporate and commercial law, corporate and public finance law, securities and capital markets. As President and Chief Operating Officer, Mr. Alvarez demonstrated his solid strategic and analytical skills, understanding of the markets in which we operate, business acumen and strength as a leader, delivering positive results in our Puerto Rico business despite challenging conditions and overseeing the repositioning of our operations in the United States. Mr. Alvarez's understanding of the Corporation and excellent business skills, as well as his background as an attorney with vast experience on corporate matters, including regulatory and corporate governance, have proven to be a great asset.



ALEJANDRO M. BALLESTER

Director since 2010

Age 52

Committees
- Audit
- Corporate Governance & Nominating (Chair)

BACKGROUND

President of Ballester Hermanos, Inc., a major food and beverage distributor in Puerto Rico, since 2007.

QUALIFICATIONS

Mr. Ballester has a comprehensive understanding of Puerto Rico's consumer products and distribution industries acquired through over 28 years of experience at Ballester Hermanos, Inc., a privately-owned business dedicated to the importation and distribution of grocery products, as well as beer, liquors and wine for the retail and food service trade in Puerto Rico. As of December 31, 2018, Ballester Hermanos had approximately $121 million in assets and annual revenues of approximately $345 million. Mr. Ballester is familiar with the challenges faced by family-owned businesses, which constitute an important market segment for Popular's commercial banking units. He has proven to be a successful entrepreneur establishing the food service division of Ballester Hermanos in 1999, which today accounts for 35% of the firm's revenues. During 2009, he was a director of the Government Development Bank for Puerto Rico and member of its audit and investment committees where he obtained experience in overseeing a variety of fiscal issues related to various government agencies, instrumentalities and municipalities. The experience, skills and understanding of the Puerto Rico economy and government financial condition acquired by Mr. Ballester have been of great value to the Board.



RICHARD L. CARRIÓN

Director since 1991

Age 66

Chairman since 1993

Executive Chairman since July 2017

BACKGROUND

Executive Chairman of Popular since July 2017. CEO of Popular from 1994 to June 2017 and President from 1991 to January 2009 and from May 2010 to September 2014. Executive Chairman of BPPR since July 2017, Chairman since 1993 and CEO from 1989 to June 2017. President of BPPR from 1985 to 2004 and from May 2010 to September 2014. Executive Chairman of Popular Bank since July 2017 and Chairman since 1998. Chairman of Popular North America, Inc. and other direct and indirect wholly-owned subsidiaries of Popular and CEO until 2017. Director of the Federal Reserve Bank of New York from January 2008 to December 2015. Chairman of the Board of Trustees of Fundación Banco Popular, Inc. since 1991. Chairman and Director of Popular Bank Foundation, Inc. since 2005. Member of the Board of Directors of Verizon Communications, Inc. since 1995. Member of the International Olympic Committee since 1990 and Chairman of the International Olympic Committee Finance Commission from 2002 to 2013. Managing Member of RCA3 Investments, LLC, an entity engaged in financial consulting since October 2017. Chairman of the Board of Vall Banc, an Andorra-based bank, since October 2017. Member of the Supervisory Board of NIBC Holding N.V. and NIBC Bank N.V., both entities engaged in banking in the Netherlands, since 2017. Member of the Board of Directors of First Bank, an entity engaged in banking in Romania, since November 2018.

QUALIFICATIONS

Mr. Carrión's 42 years of banking experience, 33 heading Popular, give him a unique level of knowledge of the Puerto Rico financial system. Mr. Carrión is a well-recognized leader with a vast knowledge of the Puerto Rico economy, and is actively involved in major efforts impacting the local economy. His knowledge of the financial industry led him to become a director of the Federal Reserve Bank of New York for eight years.



CARLOS A. UNANUE

Director since 2010

Age 55

Committees
- Compensation
- Audit

BACKGROUND

President of Goya de Puerto Rico, Inc. since 2003 and of Goya Santo Domingo, S.A. since 1994, food processors and distributors.

QUALIFICATIONS

Mr. Unanue has 32 years of experience at Goya Foods, Inc., a privately-held family business with operations in the United States, Puerto Rico, Spain and the Dominican Republic that is dedicated to the sale, marketing and distribution of Hispanic food, as well as to the food processing and canned food manufacturing business. Through his work with Goya Foods, Mr. Unanue has developed a profound understanding of Popular's two main markets, Puerto Rico and the United States. His experience in distribution, sales and marketing has provided him with the knowledge and experience to contribute to the development of Popular's business strategy, while his vast experience in management at various Goya entities has allowed him to make valuable contributions to the Board in its oversight functions.

CLASS 3 DIRECTORS (TERMS EXPIRING 2020)



MARÍA LUISA FERRÉ

Director since 2004

Age 55

Committees
- Compensation (Chair)
- Corporate Governance & Nominating

BACKGROUND

President and CEO of FRG, Inc., a diversified family holding company with operations in media, real estate, contact centers and distribution in Puerto Rico, the United States and Chile, since 2001. Member of the Board of Directors of GFR Media, LLC since 2003 and Chair from 2006 to February 2016. Publisher of El Nuevo Día, Puerto Rico's most widely read and influential newspaper, and Primera Hora since 2006. Member of the Board of Directors of W.R. Berkley Corporation, an insurance holding company, since May 2017. President and Trustee of The Luis A. Ferré Foundation, Inc. since 2003. Trustee and Vice President of the Ferré Rangel Foundation, Inc. since 1999. President of the Board of Directors of Multisensory Reading Center of PR, Inc. since 2012. Member of the Latin American Caribbean Fund of The Museum of Modern Art since 2013 and of the Smithsonian National Board since 2017. Member of the Board of Directors of Endeavor Puerto Rico since January 2018 and of the Advisory Board of Boys & Girls Club of Puerto Rico since 2017.

QUALIFICATIONS

Ms. Ferré has 17 years of experience as the President and CEO of FRG, Inc., the largest communications and media group in Puerto Rico, with consolidated assets of approximately $368 million and annual net revenues of approximately $187 million as of December 31, 2018. She holds positions as director and officer of numerous entities related to FRG, Inc. She also serves as director and trustee of philanthropic and charitable organizations related to fine arts and education. As a result of these experiences, Ms. Ferré possesses a deep understanding of Popular's main market and has developed management and oversight skills that allow her to make significant contributions to the Board. She also provides thoughtful insight regarding the communications needs of Popular.



C. KIM GOODWIN

Director since 2011

Age 59

Committees
- Risk (Chair)
- Audit (Financial Expert)

BACKGROUND

Private investor since 2008. Non-executive director of PineBridge Investments, LLC, a global asset management boutique with over $89 billion in assets under management, since May 2011, and Chair of its Audit Committee. Trustee-Director of various equity funds within the Allianz Global Investors family of funds from June 2010 to October 2014.

QUALIFICATIONS

Ms. Goodwin's experience as chief investment officer at several global financial services firms provides the Board with insight into the perspective of institutional investors. Her analytical skills and understanding of global financial markets have proved to be valuable assets. As Head of Equities at Credit Suisse Asset Management from 2006 to 2008, Ms. Goodwin oversaw enterprise risk functions for her global department. Through her experiences as a member of the Audit Committee of Akamai Technologies, Chair of the Audit Committee of PineBridge Investments and Chair of Popular's Risk Management Committee, Ms. Goodwin has developed profound knowledge of the risks related to our business. She has also developed expertise in identifying, assessing and managing risk exposure, successfully leading the Board's efforts on risk oversight. Finally, Ms. Goodwin also provides Popular with valuable insight regarding the use of technology by financial firms.



WILLIAM J. TEUBER, JR.

Director since 2004

Age 67

Lead Director

Committees
- Audit (Financial Expert)
- Risk
- Compensation
- Corporate Governance & Nominating

BACKGROUND

Senior Operating Principal of Bridge Growth Partners, LLC, a private equity firm, since November 2016. Vice Chairman of EMC Corporation, a provider of information technology infrastructure solutions, from May 2006 to September 2016, when Dell Technologies acquired the company. Director of Inovalon Holdings, Inc., a provider of data driven healthcare solutions, since April 2013 and of CRH Plc, a global diversified building materials group based in Ireland, since March 2016. Director of Accedian Networks, Inc., a privately held developer of network communication and application monitoring software and hardware, and of BackOffice Associates, LLC, a software and data management services provider, since 2017.

QUALIFICATIONS

Mr. Teuber has significant financial and financial reporting expertise, which he acquired as a Partner in Coopers & Lybrand LLP from 1988 to 1995 and then as Chief Financial Officer of EMC Corporation from 1996 to 2006. At EMC he demonstrated vast management and leadership skills as he led EMC's worldwide finance operation and was responsible for all of its financial planning and reporting, balance sheet management, foreign exchange, audit, tax, treasury, investment banking, governance and investor relations function. As Vice Chairman of EMC, he focused on strategy and business development in emerging markets, assisted with government relations and worked closely with the Board of Directors. Mr. Teuber's significant financial and accounting expertise, experience in identifying, assessing and managing risk and vast management experience and skills developed throughout the years that he provided strategic direction at a multinational public company provide the Board with invaluable insight and a unique global perspective.

EXECUTIVE OFFICERS

The following information sets forth the names of our executive officers, their age, business experience and directorships during the past five years, as well as the period during which each such person has served as executive officer of Popular.



RICHARD L. CARRIÓN
AGE: 66

Mr. Carrión has been Chairman of the Board since 1993. He has served as Executive Chairman of Popular since July 2017, as CEO from 1994 to June 2017 and as President from 1991 to January 2009 and from May 2010 to September 2014. For additional information, please refer to the ''Nominees for Election as Directors and Other Directors'' section of this Proxy Statement.



IGNACIO ALVAREZ
AGE: 60

Mr. Alvarez has been Chief Executive Officer of Popular since July 2017 and President and Chief Operating Officer since October 2014. Prior to that he was Executive Vice President and Chief Legal Officer of Popular from June 2010 to September 2014. For additional information, please refer to the ''Nominees for Election as Directors and Other Directors'' section of this Proxy Statement.



CAMILLE BURCKHART
AGE: 39

Ms. Burckhart has been Executive Vice President and Chief Information and Digital Officer of Popular since July 2015. Prior to becoming Executive Vice President, Ms. Burckhart was the Senior Vice President in charge of the Technology Management Division from December 2010 to June 2015. She has been a member of the Board of Directors of Nuestra Escuela since August 2016 and of Fundación Banco Popular since October 2018.



BEATRIZ CASTELLVÍ
AGE: 51

Ms. Castellví has been Executive Vice President and Chief Security Officer of Popular in charge of cybersecurity and fraud since May 2018. Prior to becoming Executive Vice President, she was Senior Vice President and General Auditor of the Corporation from November 2012 to April 2018. Ms. Castellví has served as a member of the Executive Council of the Puerto Rico Ellevate Chapter since 2013 and as Treasurer from 2013 to January 2019, when she became a member of its Advisory Board.



LUIS E. CESTERO
AGE: 45

Mr. Cestero has been Executive Vice President of BPPR in charge of the Retail Banking Group since July 2017. Prior to becoming Executive Vice President, Mr. Cestero was the Senior Vice President in charge of Retail Banking Administration from May 2009 to June 2017.



MANUEL CHINEA
AGE: 53

Mr. Chinea has been Executive Vice President of Popular since January 2016 and Chief Operating Officer of Popular Bank since February 2013. He has served as a Member of the Board of Trustees of Popular Bank Foundation, Inc. since October 2013, member of the Board of Directors of the Hispanic Federation since June 2016 and member of the Board of Junior Achievement New York since October 2017.



JAVIER D. FERRER
AGE: 57

Mr. Ferrer has been the Executive Vice President, Chief Legal Officer and Secretary of the Board of Directors of Popular since October 2014 and a Director of BPPR since March 2015. In January 2019, he assumed oversight of the Corporation's strategic planning function. Prior to joining Popular, Mr. Ferrer was a Partner at Pietrantoni Méndez & Alvarez LLC, a San Juan, Puerto Rico based law firm, were he worked from September 1992 to December 2012 and from August 2013 to September 2014. From January 2013 to July 2013, Mr. Ferrer served as President of the Government Development Bank for Puerto Rico and Vice Chairman of its Board of Directors as well as Chairman of the Economic Development Bank for Puerto Rico. From March 2001 to December 2012 and from September 2013 to September 2014, Mr. Ferrer was Secretary of the Board of Directors of the First Puerto Rico Family of Funds, which, as of September 2014, was comprised of 17 funds.



JUAN O. GUERRERO
AGE: 59

Mr. Guerrero has been an Executive Vice President of BPPR in charge of the Financial and Insurance Services Group since April 2004. He has been a Director of Popular Securities LLC since 1995, Popular Insurance LLC since 2004 and of other subsidiaries of Popular. Mr. Guerrero has served as a Director of SER de Puerto Rico since December 2010 and the Puerto Rico Open since October 2016.



GILBERTO MONZÓN
AGE: 59

Mr. Monzón has been an Executive Vice President of BPPR in charge of the Individual Credit Group since October 2010. He has also served as Member of the Board of Directors of the San Jorge Children's Hospital Professional Board since 2011 and director of the Center for a New Economy and the Coalition for the Prevention of Colorectal Cancer of Puerto Rico since 2014.



EDUARDO J. NEGRÓN
AGE: 54

Mr. Negrón has been Executive Vice President of Popular since April 2008 and has been in charge of the Administration Group since December 2010. He became Chairman of Popular's Benefits Committee on April 2008. He has served as Member of the Board of Trustees and Treasurer of Fundación Banco Popular, Inc. and of the Popular Bank Foundation, Inc. since March 2008. He has also been a Director of the Fundación Puertorriqueña de las Humanidades since June 2017.



ELI S. SEPÚLVEDA
AGE: 56

Mr. Sepúlveda has been Executive Vice President of Popular since February 2010 and of BPPR since December 2009. He has been the supervisor in charge of the Commercial Credit Group in Puerto Rico since January 2010. Mr. Sepúlveda has been a member of the Board of Managers of the Puerto Rico Idea Seed Fund, LLC since December 2016.



LIDIO V. SORIANO
AGE: 50

Mr. Soriano has been the Executive Vice President and Chief Risk Officer of Popular since August 2011 and a Director of BPPR and Popular Bank since October 2014. He has been a member of the Board of Directors of the Puerto Rican League Against Cancer since August 2018.



CARLOS J. VÁZQUEZ
AGE: 60

Mr. Vázquez has been the Chief Financial Officer of Popular since March 2013. He was President of Popular Bank from September 2010 to September 2014 and has been Executive Vice President of Popular since February 2010 and Senior Executive Vice President of BPPR since 2004. He has served as Director of BPPR and of Popular Bank since October 2010. He has been Vice Chairman of the Board of Directors of Popular Bank Foundation since November 2010, Director of the Federal Home Loan Bank of New York since November 2013 and Member of the National Board of Directors of Operation Hope since 2012.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

We may be party to transactions, arrangements or relationships with our directors, director nominees, executive officers or greater than 5% shareholders, or their immediate family members (each, a "Related Party"). We have adopted a written Policy on Related Party Transactions (the "Related Party Policy") to identify and evaluate potential conflicts of interest, independence factors and disclosure obligations arising out of transactions, arrangements or relationships between Related Parties and us.

Transactions covered by the Related Party Policy may also be subject to restrictions pursuant to Federal Reserve Board Regulation O, *Loans to Executive Officers, Directors and Principal Shareholders*, which is the subject of a separate policy.

OUR POLICY ON RELATED PARTY TRANSACTIONS

The Related Party Policy governs the review, approval or ratification of transactions, arrangements or relationships: (i) in which Popular or any subsidiary is a participant; (ii) the aggregate amount involved will or may be expected to exceed $120,000; and (iii) a Related Party has or will have a direct or indirect material interest. These transactions must be submitted to the Audit Committee for their review, evaluation and approval, unless pre-approved under the Related Party Policy.

Directors and executive officers must notify the CLO of any related party transaction in which they, or their immediate family members, have a material interest. Any unit or division proposing a related party transaction must also notify the CLO, Corporate Comptroller and the General Auditor by completing a Related Party Transaction Request Form. After review by the CLO, the form is submitted for consideration and approval of the Audit Committee. The form must contain, among other things, a description of the proposed transaction, its benefits to Popular and an assessment of whether the proposed related party transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally. Only disinterested members of the Audit Committee will participate in the review and determination of whether a related party transaction is approved. The Audit Committee will approve or ratify transactions with Related Parties when the transaction is deemed to be in, or is not inconsistent with, the best interest of Popular.

PRE-APPROVED CATEGORIES OF RELATED PARTY TRANSACTIONS

In accordance with the terms of the Related Party Policy, certain types of transactions are pre-approved and certain recurring transactions are approved annually, without the need to submit the corresponding form to the Audit Committee. Pre-approved transactions include certain banking-related services and transactions in the ordinary course of business involving financial products and services provided by, or to, Popular, including loans, provided such transactions comply with the Sarbanes-Oxley Act of 2002, Federal Reserve Board Regulation O and other applicable laws and regulations. In the event Popular becomes aware of a transaction with a Related Party that has not been approved under the terms of the Related Party Policy, the Audit Committee considers all relevant facts and circumstances regarding the transaction with the Related Party and evaluates all options available to Popular, including ratification, revision or termination. The Audit Committee also examines the facts and circumstances pertaining to the failure of reporting such related party transaction to the Committee, as required by the Related Party Policy, and may take such actions as it deems appropriate.

RELATED PARTY TRANSACTIONS

In 2018, Popular and its subsidiaries contributed approximately $692,000 to Fundación Banco Popular, Inc. (the "BPPR Foundation") through the matching of employee contributions. During 2018, Popular also contributed to the BPPR Foundation $1.1 million of which $100,000 were from the proceeds of BPPR's Holiday Special. In addition, Popular provides human and operational resources to support the activities of the BPPR Foundation, which during 2018 amounted to approximately $1,300,000, including maintenance and the amortization of leasehold improvements for the BPPR Foundation's headquarters. BPPR and the Puerto Rico employees of Popular, through voluntary personal donations, are a significant source of funds for the BPPR Foundation. The BPPR Foundation is a Puerto Rico not-for-profit corporation created to improve the quality of life in Puerto Rico. As BPPR's philanthropic arm, it provides a scholarship fund for employees' children and supports education and community development projects. The Board of Directors of BPPR appoints six of the eleven members of the Board of Trustees. The remaining five trustees are appointed by the Board of Trustees of the BPPR Foundation. Mr. Carrión is the Chairman while Messrs. Alvarez and Negrón and Ms. Burckhart are members, of the BPPR Foundation's Board of Trustees.

During 2018, Popular Bank contributed approximately $90,000 to the Popular Bank Foundation (the "PB Foundation") through the matching of employee contributions and made

additional contributions of approximately $150,000. Popular Bank and its employees, through voluntary personal donations, are the main source of funds of the PB Foundation. The PB Foundation, a New York not-for-profit corporation, was created to strengthen the social and economic well-being of the communities served by Popular Bank. As Popular Bank's philanthropic arm it provides support to charitable organizations for community development and education. Mr. Carrión is the Chairman while Messrs. Alvarez, Vázquez, Chinea and Negrón are members of the Board of Directors of the PB Foundation.

BPPR has loan transactions with Popular's directors and officers, and other Related Persons, and proposes to continue such transactions in the ordinary course of its business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable loan transactions with third parties. Except as discussed below, the extensions of credit have not involved and do not currently involve more than normal risks of collection or present other unfavorable features.

In June 2006, a brother-in-law of Mr. Unanue obtained a $828,000 mortgage loan from Popular Mortgage, then a subsidiary of BPPR, secured by a residential property. The loan was a fully amortizing 30-year loan with a fixed annual rate of 7%. Mr. Unanue was not a director of Popular at the time the loan was made. The loan was made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing for comparable loan transactions with third parties at that time. The borrower became delinquent on his payments commencing in July 2010 and, after exhausting various collection and loss mitigation efforts, BPPR commenced foreclosure procedures in November 2010. In March 2012, the loan was restructured under the terms of BPPR's loan modification program. The restructured loan is a 40-year loan with a fixed annual rate of 2.5% during the first 5 years, increasing 1% each year thereafter up to a rate of 6.75%. While the principal amount of the restructured loan subject to interest payment was approximately $750,000, the borrower also agreed to repay an additional amount of $158,000 upon cancellation of the restructured loan. The total payments to be made by the borrower represent the entirety of the amount owed prior to restructuring the loan, including accrued interest. In January 2017, the borrower defaulted on his payment obligations under the restructured loan and as of December 31, 2018 the loan was 671 days past due and BPPR had recorded a loss of approximately $482,000 thereon. As of December 31, 2018, the outstanding balance of the loan was $854,356 which also represented the largest outstanding balance of the loan during 2018.

In March 2012, BPPR also entered into an agreement with Mr. Unanue's same brother-in-law to pay $97,000 of the approximately $139,000 in credit card and personal loan debt (including accrued interest) owed by him. These extensions of credit were made in the ordinary course of business prior to the date that Mr. Unanue joined the Board. The borrower agreed to make monthly payments of $538 until the amount was paid in full. In July 2017, the borrower discontinued monthly payments, thereby defaulting on the indebtedness. The outstanding debt balance as of December 31, 2018 was $65,258, which also represented the largest outstanding balance of the loan during 2018.

In September 2008, a brother of Mr. Negrón obtained a $390,000 commercial loan from BPPR secured by a commercial property. The loan was a fully amortizing 15-year loan with a variable interest rate of prime plus 0.50%. The loan was made in the ordinary course of business, on substantially the same terms, including interest rate and collateral, as those prevailing for comparable loan transactions with third parties at that time. In January 2015, BPPR approved the first of three 6-month temporary reductions to the borrower's monthly principal payments in the aggregate amount of $13,500. In August 2016, the term of the temporary loan modifications expired, and the borrower started to pay the loan under its original terms. The outstanding balance on the loan as of December 31, 2018 was approximately $174,000, and approximately $27,000 and $10,200 were paid during 2018 in principal and interest, respectively. The largest outstanding balance of the loan during 2018 was approximately $201,000.

Mr. Cestero's brother and his wife have three loans outstanding, each secured by the borrowers' principal residence, where BPPR acts as either lender or servicer. All three loans were made prior to the time Mr. Cestero became an executive officer, as follows:

- 30-year mortgage loan in the original principal amount of $537,000 made in 2003 by Popular Mortgage, then a subsidiary of BPPR, which was secured by a first mortgage over the residential property. Said mortgage was subsequently restructured in August 2005, February 2006 and July 2011. The latest restructuring resulted in a 30-year mortgage loan with an aggregate principal amount of $662,945 and a fixed annual interest rate of 6.50%. In 2006 a private investor acquired this loan and delegated to BPPR the authority to make decisions as servicer pursuant to established investor guidelines regarding the loss mitigation options available to borrowers. The borrowers became delinquent on their payments under the mortgage in September 2017 and, in July 2018, the Bank received a loss

mitigation application from the borrowers as a result of which a three-month forbearance was granted. Payments of principal and interest of $1,157 and $3,214, respectively, were made during 2018. As of December 31, 2018, the outstanding balance of the loan was $652,971. The largest outstanding balance of the loan during 2018 was $654,128.

- 30-year mortgage loan in the original principal amount of approximately $104,000 and a fixed annual interest rate of 7.375%, made by BPPR in 2006 and secured by a second mortgage on the same residential property. The loan was restructured in 2011 and from September 2017 to January 2018 the loan participated in the moratorium of principal and interest offered to BPPR's mortgage clients in the aftermath of Hurricane Maria and also benefitted from the same three-month forbearance as the first mortgage loan. Payments of principal and interest of $529 and $2,349, respectively, were made during 2018. As of December 31, 2018, the outstanding balance of the loan was approximately $98,000, which was also the largest outstanding balance during 2018 and includes the capitalization of interest accrued during the aforementioned moratorium.

- 5-year term loan in the original principal amount of $100,000 and a fixed annual interest rate of 5%, made by BPPR in 2010 and secured by a third mortgage on the same residential property. Since 2015, when the loan matured, the borrowers have only made partial payments of principal. During 2018, only payments of principal in the amount of $1,000 were made. As of December 31, 2018, the outstanding balance of the loan was approximately $93,000. The largest outstanding balance of the loan during 2017 was approximately $94,000.

In February 2019, and pursuant to the terms of the Related Party Policy, the Audit Committee approved a series of transactions related to the aforementioned mortgages. With respect to the first mortgage, the parties will enter into a deed in lieu of foreclosure pursuant to which the property will be transferred to the investor free and clear of liens. In connection therewith, BPPR will also release the second and third mortgages over the residential property, subject to the following conditions. The borrowers will be required to make a cash contribution of $20,000 to reduce the principal amount of the second mortgage loan and issue, for the benefit of BPPR, a 5-year, cero interest, unsecured promissory note in the amount of $82,177 in order to grant BPPR the right to collect from the borrowers the balance of such debt. With respect to the third mortgage loan, the borrowers will issue an unsecured promissory note with a maturity date of June 30, 2019 that will benefit from a corporate

guaranty from the entity under which Mr. Cestero's brother operates a property appraisal business. The borrowers will be required to make monthly payments of $500 until the maturity date of the promissory note, when their financial capacity will be reevaluated and a new payment plan is expected to be entered into.

Related parties of Mr. Ballester have outstanding loans made prior to the borrowers on such loans having become Related Parties of Mr. Ballester and which were acquired by BPPR in 2010 as part of the Westernbank FDIC assisted transaction. Such loans consist of the following: (i) four commercial loans made to entities that were wholly-owned by one brother-in-law of Mr. Ballester and (ii) one commercial loan made to an entity that was owned by same brother-in-law together with Mr. Ballester's father-in-law and another brother-in-law. The loans were secured by real estate and personally guaranteed by the owners of each borrower. The loans were originated by Westerbank between 2001 and 2005 and had an aggregate outstanding principal balance of approximately $33.5 million when they were acquired by BPPR. Between 2011 and 2014, the loans were restructured to consist of (i) five notes with an aggregate outstanding principal balance of $19.8 million with a 6% annual interest rate ("Notes A") and (ii) five notes with an aggregate outstanding balance of $13.5 million with a 1% annual interest rate, to be paid upon maturity ("Notes B"). The restructured notes had a maturity of September 30, 2016 and, thereafter, various interim renewals were approved, with the last two renewals occurring in May and November of 2018. The May 2018 renewals included a six-month payment plan reduction from monthly principal and interest payments of approximately $36,000 to monthly principal payments of approximately $5,000 plus accrued interest in one of the Notes A, commencing on January 2018. The November 2018 renewals included a change in the interest rate from 6% to 4.5% for four of the Notes A and from 4.25% to 4.5% in the remaining Note A, commencing on May 2018, and an increase in the monthly principal payments of the Note A that had been modified in May from $5,000 to $10,000, effective December 2018. The renewed loans mature on June 30, 2019. The aggregate outstanding balance on the loans as of December 31, 2018 was approximately $31.7 million and, during 2018, approximately $400,000 and $925,000 were paid in principal and interest, respectively. The largest outstanding balance of the loans during 2018 was approximately $32.1 million.

Mr. Carrión is President of and owns, together with his siblings, an entity which owns 35% of a corporation that owns a commercial building. In addition, Mr. Carrión's sister and brother-in-law are owners of an entity that has a participation of 21.5% in the same corporation. This corporation obtained

in June 2001 a $30.4 million commercial loan from Doral Bank to provide financing for the development of the commercial building. In March 2007, Westernbank acquired the loan from Doral Bank and increased the loan amount to $40.5 million through additional borrowings. The loan had a 40-year amortization schedule, an interest rate of LIBOR plus 1.40% and a maturity date of March 2017. It was secured by the commercial building developed with the proceeds of the loan and guaranteed by the owners of the borrower. The loan was acquired by BPPR in 2010 as part of the Westernbank FDIC assisted transaction. In February 2017, the loan was extended by BPPR until June 2017 under the same terms and conditions and, in May 2017, the loan was sold by BPPR to the Corporation, which in June 2017 renewed the loan for an additional three months. In August 2017, the Corporation refinanced the then-current $37.9 million principal balance of the loan at an interest rate of 5.15%, a maturity date of February 2019 and a 30-year amortization schedule. In February 2019, the Audit Committee approved, under the Related Party Policy, a 36-month renewal of the loan at an interest rate of 5.75% and a 30-year amortization schedule. Payments of principal and interest of approximately $506,000 and $1.9 million, respectively, were made during 2018 and the borrower is current in all scheduled payments. As of December 31, 2018, the outstanding balance of the loan was approximately $37.7 million. The largest outstanding balance of the loan during 2018 was $38.2 million. The loan is current on its payments.

On August 2018, BPPR acquired certain assets and assumed certain liabilities of Reliable Financial Services and Reliable Finance Holding Company, Puerto Rico-based subsidiaries of Wells Fargo & Company engaged in the auto finance business in Puerto Rico. Prior to the acquisition, Reliable Financial Services had entered into a lease agreement with respect to approximately 61,442 square feet of space (comprising approximately 34.54% of the rentable square feet) in the commercial building securing the aforementioned commercial loan to Related Parties of Mr. Carrión. The lease, which expires in accordance with its terms in April 2019 and is not expected to be extended, is documented pursuant to a lease agreement between Reliable Financial Services and the corporation which is the borrower in the loan and of which Mr. Carrión's Related Parties own 56.5% in the aggregate. As part of the acquisition, Popular Auto, as assignee of BPPR under the acquisition agreement, entered into an agreement with Reliable Financial Services to sublease the space necessary for Popular Auto, doing business as Reliable Auto, to continue the acquired operations until the expiration of the lease, when the property will be fully vacated by Popular Auto. Since February 2018, the lease agreement has been amended three times, most recently in January 2019 to reduce the square footage and rent payments due under the lease (and as a result, the sublease) as a result of the gradual transfer out of the building of Popular Auto operations. Rents paid pursuant to the sublease will be a source of repayment of, and serve as collateral to, the commercial loan. During 2018, Popular Auto paid to Reliable Financial Services approximately $778,500 under the sublease.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

In this section, we describe the key features of Popular's executive compensation program, 2018 compensation payments and rewards and the factors that we considered in making 2018 compensation decisions regarding our named executive officers ("NEOs").

For 2018, Popular's NEOs were:

Richard L. Carrión	Executive Chairman of the Board of Directors
Ignacio Alvarez	President & Chief Executive Officer ("CEO")
Carlos J. Vázquez	Executive Vice President and Chief Financial Officer ("CFO")
Javier D. Ferrer	Executive Vice President and Chief Legal Officer ("CLO")
Lidio V. Soriano	Executive Vice President and Chief Risk Officer ("CRO")

Popular (the "Corporation") reports its financial results in accordance with generally accepted accounting principles in the United States ("GAAP"). A reconciliation of the GAAP to non-GAAP financial measures referred to herein is provided in Appendix A to this Proxy Statement. This discussion includes statements regarding financial and operating performance targets in the specific context of Popular's executive compensation program. Shareholders should not read these statements in any other context.

This Compensation Discussion and Analysis is comprised of the following sections:

OVERVIEW

2018 CORPORATE PERFORMANCE AND HIGHLIGHTS

During 2018, we demonstrated the continued strength of our franchise while operating in an ongoing challenging fiscal and economic environment. Results for our business in Puerto Rico were outstanding, as the economy continued to recover from the impact of Hurricanes Irma and Maria (the "Hurricanes") in 2017. In the United States, we once again achieved commercial loan growth and made progress in other initiatives designed to increase revenues and strengthen our deposit franchise.

Popular, Inc. ("BPOP") shares closed 2018 at $47.22, 33% higher than year-end 2017. This performance compared very positively against our U.S. peers and the KBW Nasdaq Regional Banking Index ("KRX"), which declined by 18% and 19%, respectively. In fact, Popular was the best performing bank in the KRX, outperforming the Index throughout 2018 due, in part, to the Island's steady economic recovery after the 2017 Hurricanes and Popular's strong quarterly earnings and stable credit quality metrics.

Popular, Inc. Stock Performance



Our 2018 GAAP net income increased from $107.7 million in 2017 to $618.2 million. These results were driven by strong top line revenue growth in our Puerto Rico franchise and reflect the positive contribution of the acquisition of Reliable, Wells Fargo's auto finance business in Puerto Rico.

Our net income reported under GAAP for 2018 was impacted by the early termination of our loss share agreements with the Federal Deposit Insurance Corporation (the "FDIC"), including related tax benefits, entered into in connection with the acquisition of certain assets and the assumption of certain liabilities of Westernbank Puerto Rico through an FDIC-assisted transaction in 2010, as well as the 2018 Puerto Rico Tax Reform on the valuation of Popular's deferred tax asset. These factors contributed a net amount of $130.9 million to net income. To provide meaningful information about the underlying performance of our ongoing operations, the $130.9 million is deducted from net income to express our results on an adjusted net income basis, which is a non-GAAP measure; on this basis, our adjusted net income was $487.3 million. This compares favorably to our $276.0 million adjusted net income attained in 2017. In addition, as outlined later, for purposes of certain incentive awards the Compensation Committee of our Board of Directors (the "Committee") decided to make further net income adjustments (related to Hurricane insurance claims, the impact of the voluntary retirement program and early extinguishment of debt) to more accurately reflect our core performance so that participants were neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations. On this basis, our after-tax adjusted net income for certain incentives was $500.0 million. Refer to the GAAP to non-GAAP reconciliation in Appendix A of this Proxy Statement.

Some of Popular's additional key corporate accomplishments during 2018 included the following:

Puerto Rico ("P.R.") Business	• We acquired Reliable – approximately $2 billion in auto and commercial loans, positioning the Corporation as the leader in the Puerto Rico auto financing segment. • As of 2018 year-end, we served 1.75 million customers, reflecting a 4.7% increase from 2017; our 2018 client base includes 30,000 new clients acquired as part of the Reliable transaction. • Total deposits rose by $4 billion (14%) from 2017. • Net interest margins remained strong at 4.27%. • We achieved a successful early termination of our loss share agreements with the FDIC in connection with the 2010 acquisition of Westernbank's assets and liabilities. • We continued the expansion of the U.S. consumer business managed from P.R., consisting of white label credit cards and our Eloan on-line lending platform. • We remain focused on providing innovative solutions to our customers through our digital transformation. Digital deposits captured 47% of total deposit transactions in December 2018, up 17% from December 2017, and Mi Banco (internet) active customers reached 839,422 in 2018, up 12% from 2017.
United States ("U.S.") Business	• We completed the rebranding efforts (from Popular Community Bank to Popular) to align with Popular's strategic growth, expanded capabilities and launched several business platforms designed to attract diverse consumer and business segments. Furthermore, a significant portion of the retail branch network has been transformed to better reflect the evolving needs and expectations of our customers. • Our total loan portfolio grew by $409 million (7%). • Specialized business segments with nationwide scope (Popular Association Banking, healthcare and not-for-profit) have continued their healthy growth, and the private banking and residential mortgage programs are showing encouraging results. • Digital deposit transactions increased to 47% of all deposits in December 2018, up from 43% in December 2017.
Credit Quality	• Non-performing loans held-in-portfolio as a percent of loans held-in-portfolio (2.3%) and net charge-offs as a percent of average loans held-in-portfolio (1.1%) remained stable compared to 2017. The Corporation continues to closely monitor its portfolios and related credit metrics given Puerto Rico's ongoing economic and fiscal challenges.
Capital Strategy	• Our capital levels remained robust, with year-end Common Equity Tier 1 capital equal to 16.9%. • We completed a common stock repurchase of $125 million in 2018. • We redeemed $450 million of senior debt with a 7% coupon and issued $300 million in senior debt at 6.125%. • We redeemed $53 million of Trust Preferred Securities.
Organizational Excellence	• We achieved a continued effective CEO transition, ensuring our new CEO's early success. This was crucial in attaining our corporate achievements during 2018, despite the impact of the Hurricanes and the challenging economic and fiscal environment in Puerto Rico. • We created the Corporate Security Group, focused on fraud prevention and cybersecurity. • We continue to streamline our operations through the development of robotic automation technology and the simplification of procurement and vendor management processes. • We made significant progress in the development of a corporate-wide customer service framework to enhance customer experience, as well as in each of the four strategic pillars that were established in 2017. • We offered a voluntary early retirement program in Puerto Rico and the Virgin Islands. Effective February 1, 2019, 314 eligible employees retired, helping us streamline operations and be better fit for the future. • To continue attracting top talent, we increased minimum base salaries in all our markets, with additional salary adjustments made based on market and gender pay equity analyses and employee performance.
Social Commitment	• Valuable financial and in-kind assistance was provided through Fundación Banco Popular, Popular Bank Foundation and Popular's corporate donations and social programs. Our total social investment during 2018 was $6.1 million, impacting communities in Puerto Rico, United States and Virgin Islands. In Puerto Rico and Virgin Islands, we continued efforts related to recovery in the aftermath of the Hurricanes, concentrating on longer-term projects in the areas of education, sustainable infrastructure, access to primary health services and the promotion of social innovation ideas. • 79% of our employees made voluntary financial contributions to our foundations, which were matched by Popular.

OUR 2018 EXECUTIVE COMPENSATION PROGRAM HIGHLIGHTS

- *Performance-linked pay.* Popular's overarching compensation philosophy has always been to provide our executive officers with pay that is linked to performance and supports the long-term interests of our shareholders, while deterring improper sales practices and excessive risk-taking.
- *Continued Focus on Performance-based Compensation.* As seen in the graphs below, performance-based short- and long-term incentives represent the majority of our executive officers' target total compensation opportunity (64% of total compensation for the Executive Chairman, 74% for the President and CEO and 62% for the other NEOs). The target long-term equity incentive is based on two components: (i) one-half (50%) is granted as restricted stock, a portion of which vests upon retirement (whose grant value considers prior-year company and individual performance); and (ii) one-half (50%) is granted as performance shares, with actual value based on future performance over a 3-year period (one-half based on Total Shareholder Return ("TSR") relative to banks with assets greater than $10 billion and one-half based on an absolute 3-year cumulative Earning per Share ("EPS") goal). A breakdown of the target incentive elements is provided in the "2018 Compensation Program and Pay Decisions" section of this Proxy Statement.

2018 Target Compensation Pay Mix



Executive Chairman
Target Total Compensation
$3.2M
Salary
36%
ST Cash Incentive
32%
LT Equity Incentive
32%
≈64% of pay is "at-risk"
CEO
Target Total Compensation
$4.2M
Salary
26%
ST Cash Incentive
26%
LT Equity Incentive
48%
≈74% of pay is "at-risk"
Other NEOs
Target Total Compensation
$0.8M - $1.8M
Salary
38%
ST Cash Incentive
31%
LT Equity Incentive
31%
≈62% of pay is "at-risk"

Note: Target total compensation is based on base salary as of December 31, 2018.

- *2018 Short-term Incentives.* Our NEOs 2018 short-term incentives ranged from 128% to 150% of target, reflecting Popular's strong net income results and favorable performance against pre-established financial and non-financial goals as the Corporation strengthened its franchise, grew its customer base, managed credit exposure and delivered strong topline growth.
- *2018 Long-term Awards.* Equity grants in 2018 were made at target, recognizing that although the 2017 net income goal had not been achieved, the senior management team had demonstrated strong leadership during Puerto Rico's unprecedented challenging macroeconomic conditions (due in large part to the impact of the Hurricanes).
- *2018 Salary Adjustments.* Each NEO, except for the Executive Chairman, received a 2% merit increase adjustment to his base salary upon consideration of market practice and individual performance. Effective June 2018, the Committee approved a further increase to Mr. Alvarez's base salary to position his total compensation closer to market median while recognizing solid performance after his first year as CEO.
- *Determination of 2016-2018 Performance Cycle.* With regards to long-term equity incentives, upon the conclusion of the 2016-2018 performance cycle, the Committee approved the following for each of the performance shares components, equally weighted at 50%: (i) TSR - due to Popular's 97th percentile positioning against comparator banks, the maximum award (1.5 times target) was earned, and (ii) EPS - no award was earned for this component as the absolute EPS result was below the predetermined threshold level.

The Committee approves Popular's compensation programs upon consideration of market competitive trends, regulatory guidelines and leading practices. Furthermore, our executive compensation program is designed to discourage excessive or unnecessary risk taking and improper sales practices through the adequate balance of short-term and long-term incentives, thresholds and caps to limit payouts, and a mix of financial and non-financial goals, among other design features.

The following key features of our executive compensation program reflect our focus on balanced performance-based or otherwise ''at risk'' pay, long-term shareholder value and appropriate risk taking:

WHAT WE DO

✓ Use a combination of performance metrics to deter excessive risk-taking by eliminating focus on any single performance goal. Also, the Committee may adjust incentive payouts if results are not aligned with Popular's risk appetite and related tolerances.

✓ Balance short-term (cash) and long-term (equity) compensation to discourage short-term risk taking at the expense of long-term results.

✓ Use equity incentives to promote total return to shareholders, company performance and executive retention.

✓ Require significant stock ownership from our executive officers. Our Executive Chairman and CEO have a requirement of six times their base salary, and the other NEOs must own three times their base salary. As of February 2019, all NEOs had either met the requirement or were on track to comply within the designated timeframe.

✓ Hold a portion of equity vesting until retirement, thereby reinforcing long-term risk management and alignment with shareholder interests.

✓ Apply clawback features to all executive officer variable pay in the event of a financial results restatement, a performance metric found to be materially inaccurate, or an executive's misconduct.

✓ Employ ''double-trigger'' vesting of equity awards in the event of a change of control (i.e., vesting is only triggered upon a qualifying termination of employment following a change of control).

✓ Conduct annual incentives and sales practices risk reviews in conjunction with Popular's Chief Risk Officer.

✓ Engage an independent compensation consultant who advises and reports directly to the Committee.

WHAT WE DON'T DO

✗ No tax gross-ups provided for any compensation or benefits.

✗ No special executive retirement programs and no severance programs specific to executive officers.

✗ No speculative transactions in Popular securities by executive officers is permitted, including: hedging and monetization transactions, such as zero-cost collars, forward sale contracts and short sales; equity swaps; options; and other derivative transactions.

✗ No pledging of common stock as collateral for margin accounts or for loans.

✗ No employment or change of control agreements with our NEOs.

✗ No excessive perquisites for executives.

2018 SAY ON PAY RESULTS

At Popular's annual shareholders meeting in May 2018, 94.74% of voting shareholders approved our overall executive compensation policies and practices. We believe that this illustrates our shareholders' support of our compensation philosophy and performance-based pay program. The perspectives of shareholders and industry leading practices were taken into consideration by management and the Committee as they developed strategic objectives, business plans and compensation elements supporting the 2018 compensation decisions. The Committee plans to continue considering our shareholders' perspectives on an annual basis.

COMPENSATION OBJECTIVES AND COMPONENTS

COMPENSATION OBJECTIVES

The key compensation objectives and guiding principles of Popular's executive compensation program and practices are as follows:

Motivate and Reward High Performance

Ensuring and sustaining a proper pay-performance relationship is one of our key objectives. For Popular, performance means a combination of financial results (e.g., net income, earnings per share, total shareholder return), strategic accomplishments and a demonstration of leadership competencies, all designed to support our company's business strategy and drive long-term shareholder value.

Base salary, as well as short- and long-term incentive compensation opportunities, are targeted at market median, with actual pay varying according to each executive's experience and performance. Our short-term incentive and equity awards provide the opportunity to earn increased pay (up to 1.5 times target) for superior performance and similar downside (no payout) should we not achieve our performance goals.

Align Executives with Shareholder Interests and Build Long-term Shareholder Value

A significant component of our compensation program is equity-based pay designed to promote long-term value by rewarding sustained earnings growth, long-term return on shareholders' investment and the retention of key high-performing talent. Performance shares promote value creation by rewarding executives for future increases in earnings (EPS) and stock appreciation (TSR) depending on the degree of achievement of pre-established 3-year EPS and TSR targets. Restricted stock is awarded upon consideration of corporate and individual performance. These awards are designed to promote executive stock ownership and retention as the shares vest over time—with a portion held until retirement—further aligning our executives' interests with those of our shareholders. We also require significant stock ownership from our executive officers.

Attract and Retain Highly Qualified Executives

Popular's executive compensation program seeks to attract, motivate and retain the talent needed to successfully deliver future earnings stability and growth. Our mix of salary and performance-based short- and long-term incentives provides a competitive offering to attract the best executive talent and promote engagement and long-term career retention. In consultation with management and its independent compensation consultant, the Committee balances competitiveness and retention features while considering individual performance, experience and qualifications, as well as market practices and Popular's financial performance.

Ensure Effective Controls and Sound Risk Management

Our incentive design seeks to dissuade our executives from taking excessive or unnecessary risks and promoting improper sales practices and ensures sound risk management and effective controls. Popular uses a balanced approach to incentive design through short-term (cash) and long-term (equity) components, a series of performance measures (financial, strategic, leadership, shareholder value), and the use of threshold performance requirements and payout caps, focusing on long-term performance periods and rewards (including a portion of equity awards that vests at retirement). The Corporation's Incentive Recoupment Guideline, which applies to cash and equity-based incentives, covers financial statement restatement, materially inaccurate performance criteria and misconduct. Also, the Compensation Committee may adjust individual awards based on consideration of compliance with policies, guidelines, laws and regulations; results and follow-up of audits and examinations; and operation within Popular's risk appetite.

COMPENSATION COMPONENTS—PURPOSE AND KEY DESIGN FEATURES

The following key components of our compensation program, combined with strong succession and development initiatives, drive our ability to secure top executive-level talent over the long term.

	Pay Component	Rationale	How it is Paid
Fixed	**Base Pay**	Fixed compensation to reflect each executive's role, contribution and performance.	Paid in cash on a bi-weekly basis.
Variable	**Short-Term Cash Incentive**	Short-term incentive aligning performance measures with Popular's annual goals and business strategy. Actual pay depends on the prior-year achievement of performance goals (based on Popular's net income results, each NEO's individual goals and leadership competencies).	Paid in cash during the first quarter of each year.
	Long-Term Equity Incentive	Annual equity grant that rewards performance and aligns the NEOs with the interest of our shareholders. The award is granted during the first quarter of each year.	**Performance Shares (50%)** One-half of the target equity award consists of performance shares, with actual earned shares determined at the end of a 3-year performance period: • 1/2 based on TSR – relative to an index of banks. • 1/2 based on EPS – an absolute 3-year cumulative goal. **Restricted Stock (50%)** One-half of the target equity award is restricted stock granted upon consideration of corporate and individual performance. Supports NEO stock ownership and retention. Shares vest 20% annually over 4 years, holding the remaining 20% to vest upon retirement.

We also provide limited perquisites to support our objective to attract and retain talent for key positions, as well as to address security concerns. We do not provide employment or change in control agreements.

2018 COMPENSATION PROGRAM AND PAY DECISIONS

BASE SALARY

In March 2018, each NEO, except for the Executive Chairman, received a 2% merit increase adjustment to his base salary upon consideration of salary market benchmarking and individual performance. Effective June 2018, the Committee approved a further increase to Mr. Alvarez's base salary to position his total compensation closer to market median while recognizing solid performance after his first year as CEO. In consultation with its independent compensation consultant, the Committee approved the adjustments outlined below:

NEO	New Base Salary	% of adjustment
Richard L. Carrión	$1,200,000	0.0%
Ignacio Alvarez	1,100,000	22.2
Carlos J. Vázquez	688,500	2.0
Javier D. Ferrer	561,000	2.0
Lidio V. Soriano	510,000	2.0

SHORT-TERM INCENTIVE COMPENSATION OPPORTUNITY

Popular's short-term incentive rewards the achievement of annual financial and non-financial goals that reinforce our business strategy and priorities, as well as the demonstration of our leadership competencies. Actual payouts depend on performance and are capped at 1.5 times the target award. Certain threshold levels of performance are required to be achieved for any payouts to be awarded. The table below summarizes the short-term incentive opportunities (as a % of base salary) allocated to our performance measures:

Short-Term Incentives (STI)	Level of Achievement	Executive Chairman	CEO	Other NEOs
		% of base salary award		
Corporate Net Income	Threshold (85%)	12.5%	15%	10%
	Target	**25.0%**	**30%**	**25%**
	Max (115%)	37.5%	45%	40%
Individual Annual Goals (financial/non-financial)	Threshold (85%)	22.5%	25%	20%
	Target	**45.0%**	**50%**	**40%**
	Max (115%)	67.5%	75%	60%
Leadership	Min	0.0%	0%	0%
	Target	**15.0%**	**20%**	**15%**
	Max	22.5%	30%	20%
Total STI	<Threshold	0.0%	0%	0%
	Threshold	35.0%	40%	30%
	Target	**85.0%**	**100%**	**80%**
	Max	127.5%	150%	120%

LONG-TERM INCENTIVE COMPENSATION OPPORTUNITY

Popular's equity incentives align our executives' compensation with sustained long-term performance and the interests of our shareholders. Each NEO has a target long-term equity award opportunity that reflects market practice for similar roles. One-half (50%) of the target opportunity is granted as performance shares, with actual value based on future performance over a 3-year period (1/2 based on TSR relative to banks with assets greater than $10 billion, and 1/2 based on an absolute 3-year cumulative EPS goal.) The other half (50%) is granted as restricted stock to reward prior year results and individual contributions. The actual long-term incentive awards can range from zero to 1.5 times the target award. The 2018 long-term incentive opportunities (as a percentage of base salary) are presented below:

Long-Term Incentives (LTI)	Level of Achievement	Executive Chairman	CEO	Other NEOs
		% of base salary award		
Equity Incentive - Performance Shares	Threshold	21.25%	46.25%	20%
	Target	**42.50%**	**92.50%**	**40%**
	Max	63.75%	138.75%	60%
Equity Incentive - Restricted Stock	Threshold	21.25%	46.25%	20%
	Target	**42.50%**	**92.50%**	**40%**
	Max	63.75%	138.75%	60%
Total LTI	Threshold	42.50%	92.50%	40%
	Target	**85.00%**	**185.00%**	**80%**
	Max	127.50%	277.50%	120%
Consolidated Total (STI & LTI)	Threshold	77.50%	132.50%	70%
	Target	**170.00%**	**285.00%**	**160%**
	Max	255.00%	427.50%	240%

DETERMINATION OF SHORT-TERM ANNUAL CASH INCENTIVE FOR 2018 (PAID IN 2019)

The following table summarizes the 2018 short-term cash incentive paid to the NEOs by the Committee related to the achievement of the corporate, individual and leadership goals described below:

NEO	Corporate Net Income	Annual Goals	Leadership	Total Earned		
	% of target award			% of target award	% of base salary	Total Award ($)
Richard L. Carrión	150%	119%	150%	133.7%	113.6%	$1,363,560
Ignacio Alvarez	150	150	150	150.0	150.0	1,650,000
Carlos J. Vázquez	160	126	133	138.0	110.4	760,311
Javier D. Ferrer	160	127	133	138.3	110.7	620,859
Lidio V. Soriano	160	105	133	127.5	102.0	520,215

Corporate Adjusted Net Income Component

As previously discussed, 2018 was marked by significant corporate achievements in terms of loan and deposit growth, digital transformation, stable credit quality and continued strong capital levels. We use adjusted after-tax net income (a non-GAAP measure) as the key financial metric for incentive compensation purposes because we believe it best reflects the underlying performance of our ongoing operations. Our net income of $618.2 million reported under GAAP for 2018 was impacted by the early termination of our loss share agreements with the FDIC and the impact of the 2018 Puerto Rico Tax Reform on the valuation of Popular's deferred tax asset. These factors contributed a net amount of $130.9 million to net income. To provide meaningful information about the underlying performance of our ongoing operations, the $130.9 million was deducted from net income to express our results on an adjusted net income basis, which is a non-GAAP measure. With this reduction, the adjusted after-tax net income was $487.3 million.

In determining the 2018 adjusted after-tax net income for incentive purposes, the Committee decided to further modify the adjusted net income of $487.3 million to $500.0 million, recognizing the net adjustment for Hurricane insurance claims received and expenses related to our voluntary retirement program and the early extinguishment of debt. For information about how we calculated 2018 net income for incentive compensation purposes, see Appendix A of this Proxy Statement. The Committee believes that these non-GAAP financial measures more accurately reflect our core performance so that participants are neither rewarded nor penalized for items that are non-recurring, unusual or not indicative of ongoing operations.

The adjusted net income for incentive purposes of $500.0 million (adjusted from $618.2 million) represented 122% of the 2018 target of $408.7 million (exceeding the maximum of 115% of target achievement). This level of performance yielded the maximum payout on this component of the short-term annual cash incentive, as follows: 37.5% of base pay for the Executive Chairman, 45% for the CEO and 40% for the other NEOs.

Leadership Component

The leadership component of Popular's executive incentive program encompasses the NEOs' demonstration of our leadership competencies in areas such as strategic thinking, customer focus, talent management and building effective teams. The Committee determined that the NEOs exhibited strong leadership in 2018, effectively leveraging Popular's talent and organizational resources to maintain the strength of our franchise while addressing the challenging and uncertain short- and long-term social and macroeconomic conditions in our main market of Puerto Rico. Based on the above, the Committee granted the maximum award on this component: 22.5% of base pay for Mr. Carrión, 30% for Mr. Alvarez, and 20% for Messrs. Vázquez, Ferrer and Soriano.

Annual Goals Component

In this performance component of the executive compensation program, the Committee assessed the achievements and effectiveness of each NEO against predetermined quantitative and qualitative goals related to financial performance, efficiency and milestones in key corporate strategic projects, among other factors.

The following considerations were taken into account by the Committee in determining each NEO's annual goals component award:

Richard L. Carrión Executive Chairman 119% of target earned	**Main Goals** • Collaborate with the CEO in role transition and in the design and execution of Popular's strategy, particularly areas related to mergers and acquisitions and investments. • Expand outreach efforts with local and federal governments and other stakeholders. • Continue expanding the reach and impact of Popular's corporate social responsibility efforts. **Considerations** • Ensured a continued successful CEO transition, lending guidance and support that enabled our CEO to effectively lead the organization through the Hurricane recovery and achieve strong corporate results during 2018. • Provided support and guidance to the CEO in the implementation of the overall corporate strategy, with emphasis on: (i) mergers and acquisitions: overseeing critical aspects of the Reliable transaction and ensuring a successful negotiation; and (ii) real estate: spearheaded the creation of a development plan for the Hato Rey sector in San Juan to promote commercial and community development, safety and prosperity. • Enhanced Board effectiveness by recruiting two new directors with expertise and backgrounds that complement the existing Board, including cybersecurity and thorough understanding of business development in the Caribbean. • Maintained frequent communication with local and federal government representatives regarding Puerto Rico's fiscal situation, economic environment and alternatives for recovery in the aftermath of the Hurricanes. Served as co-chair of the Resilient Puerto Rico Commission, a multi-sectoral group backed by the Rockefeller Foundation, the Open Society Foundations and the Ford Foundation. The Commission developed a long-term vision and plan for the recovery of Puerto Rico after the Hurricanes. • Oversaw the implementation of Fundación Banco Popular and Popular Foundation's strategic plan. Popular's total social investment in 2018 reached $6 million. This figure includes Fundación Banco Popular, Popular Foundation, Embracing Puerto Rico (Hurricane relief efforts), Echar Pa'lante (entrepreneurship education), Finanzas en tus Manos (financial literacy) and our corporate donations program.
Ignacio Alvarez CEO 150% of target earned	**Main Goals** • Support efforts to manage Puerto Rico's fiscal and economic situation. • Spearhead efforts to successfully execute corporate and business strategies. • Strengthen risk management practices. • Promote employee engagement and leadership capabilities. **Considerations** • Attained solid business results in Puerto Rico. Maintained strong interest margins (4.27% in Puerto Rico and 4.01% for the Corporation) and stable credit quality. Completed the acquisition of Reliable, which contributed $30 million in net income. Grew our customer base in Puerto Rico by 50,000, excluding 30,000 from the Reliable transaction. Executed several capital actions, including a $125 million stock repurchase. Continued expanding our consumer business in the U.S., leveraging capabilities in Puerto Rico. • Improved Popular Bank's profitability, reaching a net income of $77.5 million in 2018, up $51.5 million from an adjusted net income of $26 million in 2017 (excluding the DTA write-down related to the US tax reform). Total deposits grew by 4.3% ($290 million) from 2017. Loan portfolio grew by 7%, prompted by an increase in the commercial loan portfolio. Grew key niche businesses (Popular Association Banking, healthcare and not-for-profit). • Expanded digital reach and migration of customer interactions to digital channels. In Puerto Rico, captured 47% of total deposits through digital channels, up 17% from 2017. Launched capability to process utility bill payments through ATMs. In United States, increased digital deposit transactions to 47% in 2018 from 43% in 2017 and launched an online lending platform for commercial clients. • Successfully negotiated the early termination of the FDIC loss-share agreements, recognizing a gain of $158.5 million.

- Strengthened the Corporation's business continuity and disaster recovery strategy by implementing several initiatives that enhanced our crisis management protocols.
- Secured leadership team cohesion and alignment to execute the corporate strategy established for the year and implement Popular's new strategic framework.
- Oversaw corporate initiatives in the areas of performance management, wellness, and leadership development. Demonstrated outstanding leadership skills, personally undertaking initiatives supporting employee engagement. Enhanced organizational structure by: (i) creating the Corporate Security Group to advance efforts related enterprise fraud prevention and cybersecurity; and (ii) restructured the Operations unit in order to materialize potential synergies, standardize / optimize processes, and enhance customer experience.
- Strengthened our stakeholder relationships by interacting extensively with customers, private sector business leaders, community leaders and local and federal government officials.

Carlos J. Vázquez 126% of target earned	**Main Goals** • Manage and maintain adequate liquidity and capital resources. • Support asset acquisition, business growth and efficiency initiatives. • Implement strategic initiatives related to procurement and finance. **Considerations** • Maintained adequate liquidity and capital resources, ending the year with Common Equity Tier capital of 16.9%. Developed strategies for the management of liquidity and investments that successfully increased revenues without significant additional risk. Executed various liability management strategies, including the cancellation of $450 million of senior debt with a 7% coupon and issuance of $300 million in senior debt at 6.125%. • Planned and executed the common stock repurchase of $125 million. • Guided the analysis and negotiations of multiple asset acquisition and business expansion initiatives, including the execution of the Reliable transaction. • Negotiated with the FDIC resulting in the successful termination of the FDIC loss share agreement. • Furthered investor outreach efforts and communication with analysts to achieve additional coverage and enhance investor information. Achieved #1 ranking for mid-cap financials in Institutional Investor's All-America Survey. • Supported the claim processing and payout negotiations of Popular's insurance and federal reimbursement claims related to the Hurricanes. • Directed key strategic initiatives related to sourcing and procurement, finance operations and expense management, driving efficiency and standardization within the core financial activities and throughout the organization.
Javier D. Ferrer 127% of target earned	**Main Goals** • Support and advise management and the Board with respect to Popular's strategic and business initiatives, including material asset acquisitions, growth initiatives and new business ventures. • Strengthen legal function and advise on matters involving legal or regulatory risk. **Considerations** • Provided strategic and legal advice on principal strategic initiatives and critical legal matters throughout the year, including commercial and regulatory aspects. Major projects included the acquisition of Reliable, the early termination of the FDIC loss-share agreements and implementation of the Corporation's 2018 Capital Plan. • Contributed to the enhancement of risk management practices and the oversight of major regulatory and governmental matters. • Oversaw completion of reorganization and centralization of the legal function to leverage Popular's internal legal resources and manage legal risk while aligning with business needs. • Led the enhancement of legal expense management efforts, resulting in a year-over-year reduction in outside legal expenses and below-budget internal legal operating costs. • Drove improvements to corporate governance and disclosure practices.

Lidio V. Soriano	**Main Goals**
105% of target earned	• Implement measures and controls to ensure the Corporation operates within defined risk appetite and related tolerances.
	• Implement enhancements to Popular's compliance, financial, operational, model validation, and credit risk programs.
	• Guide technology initiatives to bolster our risk management framework.
	• Enhance quantitative analytics resources within the organization.
	Considerations
	• Actively monitored key risk indicators for legal, strategic, reputational and cyber risks and managed credit, compliance, interest rate, liquidity, operational, model, and market risks to ensure compliance with the Board of Directors' risk appetite. During the year, all risks indicators operated within approved tolerance levels.
	• Identified and established initiatives and projects to improve Popular's cyber resilience and maturity level in Puerto Rico and the United States.
	• Established a framework for the implementation, oversight, and reporting of compliance with the Popular's Sales Practices Policy.
	• Strengthened the Corporation's business continuity and disaster recovery strategy by implementing several initiatives that enhanced our crisis management protocols.
	• Continued to develop internal analytical capabilities with respect to model validation.
	• Facilitated the integration of Reliable and Popular Auto, focusing on credit acquisition and credit administration policies and criteria.

DETERMINATION OF LONG-TERM INCENTIVE AWARDS (GRANTED FEBRUARY 2018)

In February 2018, the Committee approved NEO equity grants as follows:

Restricted Stock

Restricted stock, reflecting 50% of the target equity incentive opportunity, supports executive ownership and retention. The value of awards granted may vary from zero to 1.5 times the executive's target award based upon consideration of the prior year's corporate and individual performance assessed by the Committee on a holistic basis. Once granted, shares vest on a pro-rata basis, with 20% vesting annually over the first 4 years and the remaining 20% vesting at retirement.

Our vest-at-retirement provision supports our desire to balance rewards with appropriate risk mitigation, as well as position the grants as a retirement benefit.

The Committee granted 2018 awards at target level, recognizing that although the prior year's (i.e. 2017) net income goal had not been achieved, the senior management team had demonstrated strong leadership during Puerto Rico's unprecedented challenging macroeconomic conditions (due in large part to the impact of the Hurricanes), including maintaining a strong franchise and market position in Puerto Rico, stable credit quality and strong capital position.

Performance Shares

Performance shares, reflecting 50% of the target long-term equity incentive opportunity, reward our future performance and vest only if pre-defined performance goals are achieved. Awards were granted at target award level and vest on the third anniversary of the grant based on actual performance during the 2018-2020 period. Two measures, weighted equally, are used to determine vesting:

• 3-year relative TSR compared to U.S. banks with assets greater than $10 billion; and

• 3-year absolute cumulative EPS.

Each performance measure has a pre-defined threshold (minimum result for which an incentive would be payable), target and maximum (stretch) level of performance that determines vesting at the end of the 3-year period. Performance below threshold results in forfeiture of the shares allocated to the corresponding performance measure. Dividend equivalents are accrued and paid at the end of the performance period based on the actual number of shares earned.

The TSR portion pays at 100% of target if Popular's 3-year relative TSR is at the 50th percentile of the comparator group, scaling down to 50% of target if Popular's 3-year relative TSR is at the 25th percentile. Performance below the 25th percentile results in forfeiture of allocated shares. Conversely, if Popular's 3-year relative TSR is at or above the 75th percentile, the TSR portion pays the maximum of 150% of target. If Popular's 3-year absolute TSR is negative, payout will be limited to a maximum of 100% of target, even if Popular's relative positioning is above the 50th percentile.

The EPS portion provides for specific cumulative EPS goals whereby target reflects an expectation for 3-year growth that aligns with budget and is deemed by the Committee as reasonable but

challenging. Threshold and maximum were determined for the 3-year period with an expectation that threshold is the minimum level of EPS growth that should warrant a payout, and the maximum goal reflects superior performance over the 3-year period that represents stretch performance that is possible, but less likely to be achieved. Our historical payouts to date have ranged from 0% to 58.7% of the target number of shares.

The Committee granted 2018 equity awards to the NEOs, based on percentage of base pay, with the grant date fair market value indicated in the table below. They will vest as previously described to the extent that the corresponding service and performance conditions are met.

NEO	Total Grant Date Fair Value (granted at target award)		Restricted Stock (50%)	Performance Shares (50%)
	% of base pay	$	$	$
Richard L. Carrión	85.0%	$1,020,000	$510,000	$510,000
Ignacio Alvarez	185.0	1,665,000	832,500	832,500
Carlos J. Vázquez	80.0	540,000	270,000	270,000
Javier D. Ferrer	80.0	440,000	220,000	220,000
Lidio V. Soriano	80.0	400,000	200,000	200,000

PERFORMANCE SHARES PAYOUT: 2016-2018 PERFORMANCE CYCLE

Similar to the grant in 2018, the Committee approved a grant of performance shares in February 2016, designed to reward performance over the 3-year performance period (2016-2018). The awards were granted at target with a potential payout ranging from 0%-150% of target, weighted 50% based on relative TSR among the comparator group and 50% based on absolute cumulative EPS over the performance period. In January 2019, the Committee reviewed Popular's 2016-2018 performance and determined the degree to which the goals were attained. Below is a summary of the payout:

2016-2018 Relative TSR (50% of award)

Popular's final 3-year TSR of 85.8% was in the 97th percentile relative to the other banks in the comparator group. As a result, shares were earned for this component at the maximum level of achievement (>75th percentile), yielding a payout of 150% of target on this component, as outlined below:

Three-Year Relative TSR Ranking 2016-2018 (50% of performance shares granted)



2016-2018 Absolute EPS, as Adjusted (50% of award)

According to adjusted earnings per share for the 2016-2018 performance cycle, outlined on Appendix A of this Proxy Statement, the resulting 3-year cumulative EPS of $11.31 was just below the threshold of $11.75. Therefore, no payout was earned by our NEOs on this component.

In determining our 2018 adjusted EPS, the Committee made the same adjustments to the $618.2 GAAP after-tax net income as described in the "Determination of Short-term Annual Cash Incentives for 2018" section, with the following exception: no adjustments were made regarding the voluntary retirement program and early extinguishment of debt due to the fact that the benefit of such corporate actions will be reflected in future EPS results.

Absolute EPS 2016-2018 (50% of performance shares granted)



The above TSR and EPS decisions yielded a payout of 75% of the total combined target number of performance shares that had been granted.

PROFIT SHARING INCENTIVE AWARDED FOR 2018 (PAID JANUARY 2019)

Popular's compensation program includes a profit-sharing component, with eligibility extended to all full-time and part-time employees. The annual contribution is determined by the Board of Directors at its discretion, taking into account: (i) the extent to which Popular exceeded the minimum level of 103% of budgeted after-tax net income before profit sharing in the prior year (up to a maximum of 115%), and (ii) other factors such as risk management and credit quality, and the execution of critical corporate growth and efficiency projects, among others. Awards may range up to 8% of each employee's prior-year total cash compensation, with eligible compensation capped at $70,000. The first 4% of the contribution is payable in cash, with anything above 4% paid as a contribution by Popular to the Savings and Investment plans.

In January 2019, based on the Corporation's 2018 above-budget after-tax net income results, the Board of Directors approved the maximum award of 8% of each employee's prior-year total cash compensation. This yielded a payout to each NEO of $5,600 (8% capped at $70,000), $2,800 paid in cash as Non-Equity Incentive Plan Compensation and $2,800 paid as a contribution by Popular to the Savings and Investment Plan, shown as Other Compensation in the Summary Compensation Table.

BENEFITS AND PERQUISITES

Perquisites and other executive benefits do not represent a significant portion of our executive compensation program. We do not provide employment agreements, change in control arrangements, tax gross-ups, supplemental retirement benefits or club memberships to our executives. During 2018, perquisites such as home security, the use of company-owned automobiles and personal tickets to events sponsored by Popular were offered on a limited basis to NEOs. Popular owns an apartment in New York City, which was used by our Executive Chairman during 2018 for business and non-business matters. Because availability of the corporate-owned apartment for personal use conveys a personal benefit to our Executive Chairman, we disclose the full rental value of said apartment as Other Compensation in the Summary Compensation Table.

GOVERNANCE AND ASSESSMENT OF EXECUTIVE COMPENSATION

ROLE OF THE COMPENSATION COMMITTEE

In accordance with its charter, a copy of which is available at www.popular.com, the Committee establishes Popular's general compensation philosophy and oversees the compensation program for executive officers, including our NEOs. It also reviews and approves the overall purpose and goals of our incentive compensation system and benefit plans. In addition, it reviews plans for executive officers' development and succession. The Committee met six times during 2018. Furthermore, throughout the year, the Committee maintained ongoing communication with its external advisors, non-member directors and management to discuss topics such as emerging legislative and regulatory trends and leading practices. As needed, the Committee also sought information and advice from external legal counsel on regulatory and legal aspects of executive compensation, employee benefits and board committee governance.

The Committee assesses the effectiveness of its compensation program by reviewing its strategic objectives and business plans, considering each NEO's scope of responsibility, reviewing market reference data and assessing the relationship between pay and performance (Popular relative to peers and executives relative to their performance goals). The Committee also evaluates whether our compensation programs meet Popular's goals by monitoring engagement and retention of executives, and by assessing the relationship between company and individual performance and actual payouts. Furthermore, in conjunction with the annual review of the compensation plans with the CRO, the Committee monitors and evaluates whether the design of incentive plans fosters an environment of appropriate risk-taking and sound business decisions.

The Committee may modify payments or adjust the compensation program in light of economic or business results, regulatory requirements, risk assessments or results of the annual shareholders advisory vote on executive compensation. It may also recoup previously awarded cash and equity-based incentives due to a financial restatement, a materially inaccurate performance metric or misconduct.

The Committee's main activities in 2018 included:

Executive Compensation Determinations and Grants

- Reviewed, discussed and approved 2018-2020 performance share goals with respect to total shareholder return and earnings per share.

- Reviewed 2017 performance of executive officers (including NEOs), approving awards of short-term cash incentive, performance shares and restricted stock, which were paid or granted in early 2018.

- Assessed the compensation competitiveness of all NEOs and other executive officers.

- Reviewed executive officer equity holdings and compliance with Popular's stock ownership guidelines.

- Received education and updates from its compensation consultant and other sources concerning regulatory developments, market trends and leading practices in executive compensation.

- Reviewed and approved the new duties and compensation program for the newly appointed Chief Security Officer.

- Validated the compensation peer group for future market comparisons.

Governance

- Discussed incentive plan risks with the CRO and management, concluding that our incentive plans and sales practices did not encourage unnecessary or excessive risk taking.

- Reviewed advisor independence. It also performed an evaluation of the services provided by its compensation consultant and determined that such consultant was independent.

Benefits

- Reviewed cost, funding, participation and utilization trends related to Popular's health and welfare and retirement benefits, including its on-site health center, wellness incentives and employee retirement readiness.

- Reviewed the liability-driven investment strategy implemented for the BPPR Retirement Plan.

- Evaluated and approved the voluntary retirement program.

Other

- Reviewed executive officer development and succession planning, including for the CEO in the event of emergency and in the ordinary course of business.

- Examined key human resources indicators, including headcount, personnel costs, turnover and employee engagement, among others.
- Reviewed progress in Popular's diversity and inclusion strategy, including gender-related aspects of compensation programs.
- Met in executive session during each Committee meeting.

Although the Committee exercises its independent judgment in reaching compensation decisions, it also utilizes the advice of the Executive Chairman and of the CEO, among other key senior leaders of the Corporation. They both work with the Committee to ensure that the compensation programs are aligned with Popular's strategic objectives. They also discuss corporate strategy and business goals with the Committee and provide feedback regarding NEO performance. Neither the Corporation's Executive Chairman nor the CEO may be present during voting or deliberations on their respective compensation.

ROLE OF THE COMPENSATION CONSULTANT

The Committee uses the services of compensation consultant Meridian Compensation Partners, LLC ("Meridian") to serve as its independent advisor and review Popular's executive compensation program's competitiveness and the pay-performance relationship in light of competitive market practices among our peer group and applicable regulations. During 2018, Meridian attended Committee meetings and conferred on multiple occasions with the Committee Chair and various Committee members to provide updates and guidance on compensation matters. During the entire period, Meridian reported directly to the Committee regarding these matters, and the firm had no other relationship with, nor provided any other services to, Popular.

The Committee has reviewed and concluded that Meridian's consultation services comply with the standards adopted by the SEC and by NASDAQ with regard to compensation advisor independence and conflicts of interest. The Committee will continue to monitor this compliance on an ongoing basis.

COMPENSATION INFORMATION AND PEER GROUP

The Committee periodically assesses the competitiveness of its executive pay practices through external studies conducted by Meridian as well as supplemental internal research based on proxies and compensation surveys (including resources provided by Equilar, Willis Towers Watson, and similar service providers). The Committee also considers executive compensation information from financial institutions in its headquarters market of Puerto Rico.

The Committee utilizes the information from internal and external analyses to assess the appropriateness of compensation levels (relative to market and performance) and considers the information when setting program guidelines, including base salary ranges, incentive targets and equity compensation. An individual's relative compensation with respect to the peer group may vary according to his or her role, Popular's financial performance, individual qualifications, experience and performance as assessed by the Committee.

Our compensation peer group used for 2018 pay and performance comparisons, as well as reviews of compensation structure and design, was approved by the Committee in June 2017 and comprised the banks listed in the table below. Popular's total assets were positioned near the median of the group.

Peer Group

Associated Banc-Corp	New York Community Bancorp
BankUnited, Inc.	People's United Financial
BOK Financial Corporation	Signature Bank
Comerica Incorporated	SVB Financial Group
Commerce BancShares, Inc.	Synovus Financial Corp.
Cullen/Frost Bankers Inc.	Umpqua Holdings Corporation
East West Bancorp Inc.	Webster Financial Crop
First Horizon National Corporation	Wintrust Financial Corporation
First Republic Bank	Zions Bancorporation

Assisted by Meridian, the Committee reevaluated the peer group in June 2018 to ensure it remained appropriate given consolidation and growth among the peer companies. As a result, the following banks were removed from the peer group: Commerce Bancshares, Inc. and Wintrust Financial Corporation.

In their place, the following banks were added to the peer group: KeyCorp, Regions Financial Corporation and M&T Bank Corporation. This new peer group will be used for any benchmarking going forward.

OTHER ASPECTS OF OUR EXECUTIVE COMPENSATION PROGRAM

STOCK OWNERSHIP GUIDELINES

Our NEOs are subject to stock ownership guidelines to reinforce their orientation toward long-term shareholder value. Within five years of appointment, the Executive Chairman and the CEO must reach and subsequently retain shares equivalent to six times their base salary; the requirement for the other NEOs is three times their base salary. Any unvested performance shares are not considered to satisfy the requirement. As of February 2019, all NEOs had either met the requirement or were on track to comply within the designated timeframe. In addition to this, a portion of our NEOs long-term equity incentives vest upon retirement, thereby reinforcing long-term risk management and alignment with shareholder interests.

INCENTIVE RECOUPMENT GUIDELINE (CLAWBACK)

The Committee has established an Incentive Recoupment Guideline covering its executive officers and other employees designated by the Committee from time to time, which provides for the recoupment of certain cash- and equity-based incentive compensation awards and payments in the event of (i) a restatement of all or a portion of Popular's financial statements; (ii) a performance goal or metric that is determined to be materially inaccurate; or (iii) an act or omission by the covered executive that constitutes misconduct.

EQUITY AWARD GRANT PROCEDURES

The Committee has adopted an Equity Award Grant Procedure to standardize the process of granting equity in accordance with applicable law and regulatory requirements and avoid the possibility or appearance of timing of equity grants for the personal benefit of executives or employees. Under these procedures, equity awards to executive officers are granted at the Committee's first regularly scheduled meeting taking place in the month of February, and equity awards to other employees are granted on the first business day that the NASDAQ is open following the second complete day of trading following the release of the Corporation's earning results for the first quarter of the calendar year. Equity grants to certain newly hired employees or promoted individuals, including executive officers, are made on the last business day prior to the 15th day of each month or the last business day of each month, whichever day first follows the date on which the newly-hired individual commences providing active services to the Corporation or the promoted individual commences providing active services to the Corporation at the promoted level.

TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION

As part of its role, the Committee considers the deductibility of executive compensation under Section 162(m) of the U.S. Internal Revenue Code. The Committee is cognizant of and will continue to consider the impact of the U.S. Tax Cuts and Jobs Act of 2017, which expanded the number of individuals covered by Section 162(m) of the Internal Revenue Code and eliminated the exception for performance-based compensation (generally effective beginning for the 2018 tax year) on the Corporation's compensation programs and design. In addition, for NEOs who are residents of Puerto Rico, compensation is deductible for income tax purposes if it is reasonable. It is the Committee's intention that the compensation paid to Popular's NEOs be deductible, but the Committee reserves the ability to grant or pay compensation that is not deductible. For the fiscal year 2018, all NEOs were residents of Puerto Rico.

RISK MITIGATION

Appropriate risk management is a key consideration in Popular's daily operations and decisions. We seek to design compensation programs that do not promote improper sales practices or encourage excessive or unnecessary risk taking by employees. We share with management regular communications concerning the regulatory requirements governing sound sales and incentive practices.

The Committee conducts an annual review of incentive and sales practices risk in conjunction with the CRO. During the December 2018 Committee meeting, the CRO outlined the results of his evaluation, which covered absolute levels and year-over-year changes in number of participants and incentive award payouts, trends in customer claims and complaints, and an in-depth

review of specific plans in multiple sales and support divisions. The review encompassed sales practices and the reinforcing framework of incentives, policies and procedures, monitoring and controls, customer inquiries/complaints and employee training and feedback mechanisms. Based on the review, the CRO did not identify any incentive plans or sales practices that would encourage employees to take unnecessary or excessive risks. In conjunction with risk management processes, the compensation programs are designed to adequately balance risks and rewards through: appropriate use of base pay, short-term incentives (cash) and long-term incentives (stock); thresholds and caps to limit payouts; mix of financial and non-financial components; link to company performance; and competitive pay practices. Furthermore, an executive's incentive payout may be adjusted by the Committee at its discretion if results are not aligned with Popular's risk appetite. The Committee will continue to monitor our compensation programs to ensure that they do not promote improper sales practices or inappropriate risk-taking, and that they comply with current and emerging regulations and industry leading practices.

REPORT OF THE COMPENSATION COMMITTEE

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and recommended to the Board that it be included in this Proxy Statement.

Respectfully submitted,

The Compensation Committee

María Luisa Ferré, Chair
John W. Diercksen
William J. Teuber, Jr.
Carlos A. Unanue

2018 Executive Compensation Tables and Compensation Information

SUMMARY COMPENSATION TABLE

The following table summarizes the compensation of our NEOs for the year ended December 31, 2018, which reflects the full year of the equity (stock) and non-equity (cash) components of our current executive compensation program.

Name and Principal Position	Year	Salary ($)(a)	Bonus ($)(b)	Stock Awards ($)(c)	Non-Equity Incentive Plan Compensation ($)(d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(e)	All Other Compensation ($)(f)	Total ($)
Richard L. Carrión Executive Chairman	2018	$1,200,000	$50,000	$1,020,000	$1,366,360	$ —	$328,134	$3,964,494
	2017	1,300,000	50,205	2,100,000	1,016,133	170,591	209,168	4,846,097
	2016	1,453,846	58,533	2,520,000	1,850,800	—	266,141	6,149,320
Ignacio Alvarez President and Chief Executive Officer	2018	1,013,231	45,833	1,665,000	1,652,800	—	40,699	4,417,563
	2017	807,500	37,535	1,145,670	831,387	—	40,846	2,862,938
	2016	742,500	29,822	804,375	845,155	—	15,130	2,436,982
Carlos J. Vázquez Executive Vice President and Chief Financial Officer	2018	686,423	28,688	540,000	763,111	—	18,041	2,036,262
	2017	675,000	28,225	506,250	537,030	47,055	21,089	1,814,649
	2016	700,962	28,220	607,500	709,250	—	13,617	2,059,549
Javier D. Ferrer Executive Vice President and Chief Legal Officer	2018	559,308	23,375	440,000	623,659	—	15,605	1,661,946
	2017	550,000	22,932	412,500	437,953	—	13,693	1,437,078
	2016	571,154	22,927	495,000	477,950	—	14,296	1,581,327
Lidio V. Soriano Executive Vice President and Chief Risk Officer	2018	508,462	21,250	400,000	523,015	—	11,889	1,464,616
	2017	500,000	20,863	375,000	365,764	—	12,855	1,274,482
	2016	519,231	20,858	450,000	526,500	—	12,524	1,529,113

(a)   The base pay differences for the NEOs between 2016, 2017 and 2018 are attributable to the following: (i) the calendar year 2016 contained 27 biweekly pay periods, as compared to 26 biweekly pay periods in 2017 and 2018, (ii) merit increases (2% of base salary) were awarded to I. Alvarez, C. Vázquez, J. Ferrer and L. Soriano in March 2018 and (iii) salary adjustment was granted to I. Alvarez in June 2018 to position his total compensation closer to market median while recognizing solid performance after his first year as CEO. Annual salary as of December 31, 2018 was: R. Carrión, $1,200,000; I. Alvarez, $1,100,000; C. Vázquez, $688,500; J. Ferrer, $561,000; and L. Soriano, $510,000.

(b)   Includes Popular's customary Christmas bonus provided to its Puerto Rico-based employees, equal to 4.17% of base pay.

(c)   The awards reported in the "Stock Awards" column were provided in the form of restricted stock and performance shares, granted on February 23, 2018. The value in the column above represents the fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718 based on the closing price of Popular's common stock on the grant date ($42.93) and the probable outcome of applicable performance conditions. Refer to Note 36 to the Corporation's consolidated financial statements included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 2018. With regard to the restricted stock, 80% of the shares will vest (i.e., no longer be subject to forfeiture) in equal annual installments over four years, and the remaining 20% will vest upon retirement. The grant date fair value of the restricted stock award is as follows: R. Carrión, $510,000; I. Alvarez, $832,500; C. Vázquez, $270,000; J. Ferrer, $220,000; and L. Soriano, $200,000.

The performance shares vest after the end of a 3-year performance cycle (2018-2020). The number of shares actually earned will depend on Popular's achievement of goals related to: (i) TSR relative to a group of comparator banks; and (ii) an absolute cumulative EPS goal. Each metric corresponds to one-half of the performance share incentive opportunity. Actual earned awards may range from 0 to 1.5 times the target opportunity based on performance. The amounts in the table reflect the target (or 100%) level of achievement, as follows: R. Carrión, $510,000; I. Alvarez, $832,500; C. Vázquez, $270,000; J. Ferrer, $220,000; and L. Soriano, $200,000. The potential maximum value for each performance shares award is as follows: R. Carrión, $765,013; I. Alvarez, $1,248,834; C. Vázquez, $405,087; J. Ferrer, $330,046; and L. Soriano, $300,038.

(d)   The amounts reported in the Non-Equity Incentive Plan Compensation column reflect: (i) the cash portion of the profit-sharing incentive awarded for 2018 ($2,800 for each NEO), and (ii) the amounts earned by each NEO under Popular's annual short-term incentive for the applicable performance year (which are paid in the first quarter of the following calendar year). NEOs were eligible to participate in a 2018 annual cash incentive opportunity based on the achievement of their annual corporate, business unit and individual goals. The "2018 Compensation Programs and Pay Decisions" section of the Compensation Discussion and Analysis describes how the 2018 short-term incentive awards to the NEOs were determined.

(e) No additional benefits in the defined benefit Retirement and Restoration Plans were earned in 2018 as they have been frozen since 2009. This column contains the required accounting representation of the annual change in present value of the pension benefit as of December 31, 2018. With respect to 2016 and 2018, pursuant to proxy rules, the change in present value of accrued benefits is not reflected in this table since it decreased during the year. The 2018 decrease is mainly due to an increase in the discount rate used for measuring plan liabilities.

Present value for changes in pension value were determined using year-end Statement of Financial Accounting Standard Codification Topic 715, Compensation - Retirement Benefits (ASC 715) assumptions with the following exception: payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. The age to receive retirement benefits with no reductions is 55 provided the participant has completed 10 years of service. Each participating NEO has reached the aforementioned unreduced retirement eligibility.

(f) The amounts reported in the "All Other Compensation" column reflect, for each NEO, the sum of (i) the incremental cost to Popular of all perquisites and other personal benefits with an aggregate amount greater than or equal to $10,000, (ii) the amounts contributed by Popular to the Savings and Investment Plan, (iii) the 2018 profit-sharing incentive portion awarded as a contribution by Popular to the Savings and Investment Plan, and (iv) the imputed cost of coverage in excess of $50,000 for group-term life insurance.

To the extent that an individual's aggregate amount of perquisites received is less than $10,000, such amounts have been excluded from the "Other Compensation" calculation, but all perquisites have been included by type in the table below.

Types of Perquisites Received	Richard L. Carrión	Ignacio Alvarez	Carlos J. Vázquez	Javier D. Ferrer	Lidio V. Soriano
Non Work-Related Security[i]	X	X			
Use of Company-Owned Vehicle	X	X	X	X	X
Use of Company-Owned Apartment[ii]	X				
Other[iii]	X	X	X	X	X

(i) The cost to Popular for the personal security of Mr. Carrión was $170,418.

(ii) The implied cost to Popular for the company-owned New York city apartment used by Mr. Carrión during 2018 for Popular and non-Popular related matters was $92,860. The cost is based on the annual estimated market rental value as per the New York City Department of Finance 2018 Notice of Property Value and utility expenses incurred during 2018.

(iii) Includes benefits provided to certain NEOs, the value of which does not exceed the greater of $25,000 or 10% of the total amount of perquisites received by each NEO, such as personal tickets to events sponsored by Popular, the cost of routine preventive medical examination, and the incremental cost to Popular of administrative support provided to Mr. Carrión for personal matters.

The following table shows Popular's contributions to the Puerto Rico Savings and Investment Plan:

	Employer Match to Savings Plan ($)	Profit Sharing Contribution to Savings Plan ($)
Richard L. Carrión	$8,250	$2,800
Ignacio Alvarez	8,250	2,800
Carlos J. Vázquez	8,250	2,800
Javier D. Ferrer	8,250	2,800
Lidio V. Soriano	7,500	2,800

The imputed cost to Mr. Carrión of coverage in excess of $50,000 for group-term life insurance was $13,452.

GRANTS OF PLAN-BASED AWARDS

The following table details all equity and non-equity plan-based awards granted to each of the NEOs during fiscal year 2018.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)(c)	Grant Date Fair Value of Stock and Option Awards ($)(d)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Richard L. Carrión									$1,020,000
2018 Short-Term Cash Incentive		$420,000	$1,020,000	$1,530,000					
Restricted Stock	23-Feb-18							11,880	
Performance Shares	23-Feb-18				5,940	11,880	17,820		
Ignacio Alvarez									1,665,000
2018 Short-Term Cash Incentive		440,000	1,100,000	1,650,000					
Restricted Stock	23-Feb-18							19,393	
Performance Shares	23-Feb-18				9,697	19,393	29,090		
Carlos J. Vázquez									540,000
2018 Short-Term Cash Incentive		206,550	550,800	826,200					
Restricted Stock	23-Feb-18							6,290	
Performance Shares	23-Feb-18				3,146	6,290	9,436		
Javier D. Ferrer									440,000
2018 Short-Term Cash Incentive		168,300	448,800	673,200					
Restricted Stock	23-Feb-18							5,125	
Performance Shares	23-Feb-18				2,563	5,125	7,688		
Lidio V. Soriano									400,000
2018 Short-Term Cash Incentive		153,000	408,000	612,000					
Restricted Stock	23-Feb-18							4,659	
Performance Shares	23-Feb-18				2,330	4,659	6,989		

(a)   This section includes the 2018 short-term cash incentive. The amounts shown in the "Threshold" column assume that the leadership component did not meet performance "Threshold", but the NEOs are awarded with the minimum level for the Corporation and Business Unit goals; however, these portions are not guaranteed. The actual short-term annual incentive awards for 2018 performance were as follows: R. Carrión, $1,363,560; I. Alvarez, $1,650,000; C. Vázquez, $760,311; J. Ferrer, $620,859; and L. Soriano, $520,215. These amounts exclude the cash portion of the profit-sharing incentive awarded for 2018 ($2,800 for each NEO).

(b)   This section includes the performance shares awarded on February 23, 2018. The number of shares was determined based on the closing price of Popular's common stock on the grant date of February 23, 2018 ($42.93). The shares will vest on the third anniversary of the grant date, subject to Popular's achievement of certain performance goals during the performance cycle. The performance goals will be based on two performance metrics weighted equally: Total Shareholder Return and absolute cumulative Earnings Per Share. The performance cycle is a three-year period beginning on January 1 of the calendar year of the grant date and ending on December 31 of the third year. Each performance goal will have a defined minimum threshold (i.e., minimum result for which an incentive would be earned) equal to one-half of target number of shares, target (i.e., result at which 100% of the incentive would be earned) and maximum level of performance (i.e., result at which 1.5 times the incentive target would be earned).

(c)   This section includes the restricted stock awarded on February 23, 2018; the number of shares was determined based on the closing price of Popular's common stock on the grant date of February 23, 2018 ($42.93). The shares will vest (i.e., no longer to be subject to forfeiture) as follows: 80% will vest in equal installments on each of the first four anniversaries of the grant date and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(d)   The value in the column above represents the fair value of the restricted stock and performance shares determined in accordance with FASB ASC Topic 718 based on the closing price of Popular's common stock on the grant date and the probable outcome of applicable performance conditions.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table sets forth certain information with respect to the value of all restricted stock and performance shares previously awarded to the NEOs (based on the closing price of Popular's common stock as of December 31, 2018, which was $47.22).

Name	Stock Awards			
	Number of Shares or Units of Stock That Have Not Vested (#)[a]	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[b]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Richard L. Carrión	133,400	$6,299,148	37,134	$1,753,467
Ignacio Alvarez	54,039	2,551,722	27,455	1,296,425
Carlos J. Vázquez	33,052	1,560,715	12,378	584,489
Javier D. Ferrer	26,443	1,248,638	10,087	476,308
Lidio V. Soriano	24,038	1,135,074	9,169	432,960

(a)   Vesting dates of shares or units of stock that have not vested:

	2005 Restricted Stock Award[i]	2006 Restricted Stock Award[i]	2015 Restricted Stock Award[ii]	2016 Restricted Stock Award[iii]	2016 Performance Shares Award[iv]	2017 Restricted Stock Award[v]	2018 Restricted Stock Award[vi]	Total
Richard L. Carrión	6,069	6,931	20,138	34,133	36,572	17,677	11,880	133,400
Ignacio Alvarez	–	–	6,428	10,895	11,674	5,649	19,393	54,039
Carlos J. Vázquez	–	601	4,855	8,228	8,817	4,261	6,290	33,052
Javier D. Ferrer	–	–	3,956	6,705	7,185	3,472	5,125	26,443
Lidio V. Soriano	–	–	3,597	6,095	6,531	3,156	4,659	24,038

(i)   The shares will vest upon termination of employment on or after age 55 and completing 10 years of service.

(ii)   80% of the shares will vest in equal installments on each of the first four anniversaries of the approval date (February 27, 2015) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(iii)   80% of the shares will vest in equal installments on each of the first four anniversaries of the grant date (January 27, 2016) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(iv)   The number of shares shown in the tables above are actual shares earned based on the degree to which the goals were attained during the 2016 - 2018 performance cycle that ended on December 31st, 2018. The shares were subject to continued time-based vesting until January 27, 2019. The dividend equivalents earned and subject to continued time-based vesting until January 27, 2019, were as follows: R. Carrión, 2,440 shares; I. Alvarez, 779 shares; C. Vázquez, 589 shares; J. Ferrer, 480 shares; and L. Soriano, 436 shares.

(v)   80% of the shares will vest in equal installments on each of the first four anniversaries of the grant date (February 24, 2017) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(vi)   80% of the shares will vest in equal installments on each of the first four anniversaries of the grant date (February 23, 2018) and 20% will vest upon retirement, defined as termination of employment after attaining age 55 with 10 years of service or age 60 with 5 years of service.

(b)   Vesting dates of unearned shares, units or other rights that have not vested:

	2017 Performance Shares Award[i]	2018 Performance Shares Award[ii]	Total
Richard L. Carrión	25,254	11,880	37,134
Ignacio Alvarez	8,062	19,393	27,455
Carlos J. Vázquez	6,088	6,290	12,378
Javier D. Ferrer	4,962	5,125	10,087
Lidio V. Soriano	4,510	4,659	9,169

(i)   The number of performance shares shown in the tables above is based on achievement of target performance. The shares will vest on February 24, 2020, subject to the achievement of certain performance goals during the 2017 - 2019 performance cycle.

(ii)   The number of performance shares shown in the tables above is based on achievement of target performance. The shares will vest on February 23, 2021, subject to the achievement of certain performance goals during the 2018 - 2020 performance cycle. Refer to Note (b) of the Grants of Plan-Based Awards Table.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2018

The following table includes certain information with respect to the vesting of stock awards during 2018.

	Stock Awards	
	Number of Shares Acquired on Vesting (#)	**Value Realized on Vesting ($)[(a)]**
Richard L. Carrión	36,295	$1,527,516
Ignacio Alvarez	23,791	920,787
Carlos J. Vázquez	8,752	368,339
Javier D. Ferrer	7,131	300,117
Lidio V. Soriano	6,484	272,888

(a) Value represents the number of shares that vested multiplied by the closing market value of our common stock on the applicable vesting dates.

POST-TERMINATION COMPENSATION

PENSION AND RETIREMENT BENEFITS

Popular offers comprehensive retirement benefits to all eligible employees, including NEOs, as summarized below:

Pension Benefits

The following table sets forth certain information with respect to the value of Pension Benefits accrued as of December 31, 2018 under Popular's pension plans for the NEOs eligible to participate under such plans. Messrs. Alvarez, Ferrer and Soriano are not eligible to participate in the Retirement Plan or the Restoration Plans.

Name	Plan Name	Number of Years of Credited Service Through April 30, 2009	Present Value of Accumulated Benefit ($)[(a)]	Payments During Last Fiscal Year ($)
Richard L. Carrión	Retirement Pension Plan	32.917	$1,267,823	—
	Benefit Restoration Plan		5,524,387	—
Carlos J. Vázquez	Retirement Pension Plan	8.750	$ 316,922	—
	Benefit Restoration Plan		838,311	—

(a) This column represents the present value of all future expected pension benefit payments. Values were determined using year-end ASC 715 assumptions with the exception that payments are assumed to begin at the earliest possible retirement date at which benefits are unreduced. Each participating NEO has reached the aforementioned unreduced retirement eligibility.

Normal retirement is upon reaching age 65 and completion of 5 years of service. The normal retirement benefit is equal to the sum of (a) 1.10% of the average final compensation multiplied by the years of credit up to a maximum of 10 years, plus (b) 1.45% for each additional year of credit up to a maximum of 20 additional years. Participants become eligible for early retirement upon the earlier of: (a) attainment of age 50 with sum of age and years of service equal or greater than 75 or (b) attainment of age 55 with 10 or more years of service.

Retirement Plan. The Retirement Plan is a defined benefit pension plan that is tax-qualified under the Puerto Rico Internal Revenue Code and the U.S. Internal Revenue Code and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The plan was frozen with regard to all future benefit accruals after April 30, 2009. The Retirement Plan's benefit formula is based on a percentage of average final compensation and years of service. Normal retirement age under the Retirement Plan is age 65 with five years of service.

Restoration Plans. Popular has adopted two non-U.S. tax qualified Benefit Restoration Plans ("Restoration Plans"), which are designed to restore benefits that would otherwise have been received by an eligible employee under the Retirement Plan but for the limitations imposed by the U.S. Internal Revenue Code. The Restoration Plans do not offer credit for years of service not actually worked, preferential benefit formulas or accelerated vesting of pension benefits, beyond the provisions of the Retirement Plan. The restoration benefits of employees who are residents of Puerto Rico are funded through a pension trust that is qualified under the Puerto Rico Internal Revenue Code.

In addition, BPPR maintains an irrevocable "rabbi" trust as a source of funds for payment of benefit restoration liabilities to all non-Puerto Rico resident participants.

Savings and Investment Plans

Puerto Rico Savings and Investment Plan. The Popular, Inc. Puerto Rico Savings and Investment Plan is tax-qualified under the Puerto Rico Internal Revenue Code of 2011, as amended. It allows eligible Puerto Rico-based employees to defer a portion of their eligible annual cash compensation on a pre-tax or after-tax basis, subject to the maximum amount

permitted by applicable tax laws. Popular matches 50% of employee pre-tax contributions up to eight percent of the participant's cash compensation.

USA Savings and Investment Plan. The Popular, Inc. 401(k) USA Savings and Investment Plan is a U.S. tax-qualified plan that permits eligible U.S.-based employees to defer a portion of their eligible annual cash compensation on a pre-tax basis, subject to the maximum amount permitted by applicable tax laws. Popular matches 50% of employee pre-tax contributions up to eight percent of the participant's cash compensation.

Non-qualified Deferred Compensation

The following table shows nonqualified deferred compensation activity and balances attributable to NEOs:

Name	Executive Contribution in Last FY (2018)[a]	Registrant Contribution in Last FY (2018)	Aggregate Earnings in Last FY (2018)[b]	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE (12/31/2018)
Richard L. Carrión	$36,001	—	$ (4,326)	—	$ 71,858
Ignacio Alvarez	97,092	—	(10,086)	—	168,829
Carlos J. Vázquez	70,025	—	(15,411)	—	194,397
Javier D. Ferrer	33,533	—	(5,095)	—	62,750

(a) Amounts reported in this column are included in the Salary column of the Summary Compensation Table.

(b) Based on notional earnings and losses from notional investments made by participants in a slate of investment options available under the plan. As such, said earnings are not included as compensation in the Summary Compensation Table.

Puerto Rico Nonqualified Deferred Compensation Plan. The Popular, Inc. Puerto Rico Nonqualified Deferred Compensation Plan allows certain management or highly compensated Puerto Rico-based employees to defer receipt of a portion of their annual cash compensation in excess of the amounts allowed to be deferred under the Popular, Inc. Puerto Rico Savings and Investment Plan. Participants are fully vested in their deferrals at all times. The plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals during participant's service are allowed due to financial hardship and post-secondary education. During 2018, Messrs. Carrión, Alvarez, Vázquez and Ferrer participated in this plan.

Popular North America, Inc. Deferral Plan. The Popular North America, Inc. ("PNA") Deferral Plan is an unfunded plan of deferred compensation for a select group of management or highly compensated employees of PNA or its subsidiaries. Under this plan, participants may elect to defer a portion of their annual cash compensation. The PNA Deferral Plan is not tax-qualified and is unfunded.

Benefits are normally distributed upon termination of employment, death or disability. Withdrawals

during participant's service are allowed due to financial hardship and post-secondary education.

The Puerto Rico and North America deferral plans maintain irrevocable "rabbi" trusts as a source of funds for payment of deferred compensation obligations to participants.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

No Employment or Change of Control Agreements; No Gross-Ups. Popular does not have any employment or change of control agreements with our NEOs and does not provide for any tax gross-ups.

2004 Omnibus Plan. Popular's 2004 Omnibus Incentive Plan, as amended (the "Omnibus Plan"), contains provisions governing change of control with respect to outstanding equity awards. The terms of the Omnibus Plan, as amended as of April 30, 2013, provide for "double-trigger" vesting in the event of a Change of Control, which means that awards subject to time-based vesting will vest if the holder's employment is terminated without Cause, or if the holder terminates employment for Good Reason (each as defined in the Omnibus Plan) within two years after a Change of Control. Except as otherwise set forth in an award

agreement, awards subject to performance-based vesting will be deemed earned at the greater of target or actual performance through the Change of Control date (or if no target level is specified, the maximum level) and will be subject to time-based vesting through the end of the original performance cycle for each such award, subject to accelerated vesting on a termination without Cause or for Good Reason within two years after the Change of Control. Awards granted under the Omnibus Plan before April 30, 2013 generally vest on a Change of Control. Under the Omnibus Plan, a Change of Control generally occurs: (i) if any person acquires direct or indirect ownership of 50% or more of Popular's outstanding voting stock; (ii) upon consummation (shareholder approval for pre-April 30, 2013 awards) of any consolidation or merger in which we are not the surviving corporation; or (iii) upon shareholder approval of the sale, lease, exchange or transfer of all, or substantially all, of the assets to an entity which is not a wholly-owned subsidiary of Popular. However, a Change of Control will not occur if holders of common stock immediately prior to the consolidation or merger have the same or substantially the same proportionate ownership of the surviving corporation immediately after the merger.

Puerto Rico Statutory Severance. Under Puerto Rico law, if any employee hired prior to January 26, 2017 (including all of our NEOs) is terminated from employment without "just cause", as defined by Puerto Rico Law No. 80 of May 30, 1976, the employee is entitled to statutory severance, which is calculated as follows: (i) employees with less than five years of employment—two months of compensation plus an additional one week of compensation per year of service; (ii) employees with five through fifteen years of employment—three months of compensation plus two weeks of compensation per year of service; (iii) employees with more than fifteen years of employment—six months of compensation plus three weeks of compensation per year of service.

The following table and footnotes describe certain potential payments that each NEO would receive upon termination of employment or a change of control as of December 31, 2018. The table does not include:

- Compensation or benefits previously earned by the NEO or equity awards that are fully vested, including benefits under the Savings and Investment Plans described above;

- The value of pension benefits that are disclosed in the Pension Benefits table above; and

- The amounts payable under deferred compensation plans that are disclosed in the Nonqualified Deferred Compensation Plan table above.

Name and Termination Scenarios[a]	Total ($)	Long-Term Incentive Plan ($)[b]		Senior Executive Long-Term Incentive Plan[f]
		Restricted Stock	Performance Shares	
Richard L. Carrión				
Retirement[c]	$6,450,412	$6,183,931	$ —	$266,480
Death & Disability	8,203,879	6,183,931	1,753,467	266,480
Change of Control[d]	8,203,879	6,183,931	1,753,467	266,480
Resignation[e]	6,450,412	6,183,931	—	266,480
Termination With Cause	266,480	—	—	266,480
Termination Without Cause[e]	7,432,399	6,183,931	981,987	266,480
Ignacio Alvarez				
Retirement[c]	2,514,937	2,514,937	—	—
Death & Disability	3,811,362	2,514,937	1,296,425	—
Change of Control[d]	3,811,362	2,514,937	1,296,425	—
Resignation[e]	2,514,937	2,514,937	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	3,073,975	2,514,937	559,038	—
Carlos J. Vázquez				
Retirement[c]	1,532,903	1,532,903	—	—
Death & Disability	2,117,392	1,532,903	584,489	—
Change of Control[d]	2,117,392	1,532,903	584,489	—
Resignation[e]	1,532,903	1,532,903	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	1,823,558	1,532,903	290,655	—

| Name and Termination Scenarios[a] | Total ($) | Long-Term Incentive Plan ($)[b] | | Senior Executive Long-Term Incentive Plan[f] |
		Restricted Stock	Performance Shares	
Javier D. Ferrer				
Retirement[c]	—	—	—	—
Death & Disability	1,702,281	1,225,973	476,308	—
Change of Control[d]	1,702,281	1,225,973	476,308	—
Resignation[e]	—	—	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	1,118,481	881,609	236,871	—
Lidio V. Soriano				
Retirement[c]	—	—	—	—
Death & Disability	1,547,447	1,114,486	432,960	—
Change of Control[d]	1,547,447	1,114,486	432,960	—
Resignation[e]	—	—	—	—
Termination With Cause	—	—	—	—
Termination Without Cause[e]	985,691	770,383	215,307	—

(a)   The annual performance incentive is not guaranteed; therefore, if termination of employment takes place before the date the award is paid, the NEO would not be entitled to receive the award. However, the NEO would be entitled to the earned profit-sharing incentive awarded for 2018 of $5,600.

(b)   Values of equity grants are based on $47.22, the closing price of Popular's common stock as of December 31, 2018. Amounts paid with respect to incentive awards granted after September 25th, 2014 are subject to clawback based on Popular's Incentive Recoupment Guideline, as previously discussed in the "Other Aspects of Our Executive Compensation Program" section. Termination provisions based on type of termination prior to vesting are detailed in the table below. The termination provisions identified in the table below as Become Vested and Prorated Vesting, entail a lump sum payment by the Corporation. The termination provision identified as Contingent Vesting, entails a payment by the Corporation at the end of the performance cycle.

	Regular Restricted Stock	Performance Shares
Retirement	Become Vested	Contingent Vesting
Death & Disability	Become Vested	Become Vested
Change of Control	Become Vested	Become Vested
Resignation	Forfeiture	Forfeiture
Termination With Cause	Forfeiture	Forfeiture
Termination Without Cause	Prorated Vesting	Prorated Vesting

(c)   For grants prior to January 2014, retirement is defined as termination of employment on or after attaining age 55 and completing 10 years of service (except when termination is for cause). For grants after January 2014, the retirement definition was modified to be termination of employment on or after attaining the earlier of: (x) age 55 and completing 10 years of service, or (y) age 60 and 5 years of service (except when termination is for cause).

(d)   Outstanding awards granted in 2005 and 2006 are subject to a single trigger requirement for accelerated vesting in the event of change of control. Outstanding awards granted in 2015, 2016, 2017, and 2018 are subject to double trigger in the event of a change of control. The following amounts are subject to single trigger: R. Carrión, $613,860; and C. Vázquez, $28,379. The following amounts are subject to double trigger: R. Carrión, $3,958,358; I. Alvarez, $2,000,475; C. Vázquez, $1,115,997; J. Ferrer, $909,363; and L. Soriano, $826,681.

(e)   For Mr. Carrión, Mr. Álvarez and Mr. Vázquez with respect to restricted stock, any resignation or termination without cause would be considered retirement since they are retirement-eligible. The other NEOs are not retirement eligible as of December 31, 2018.

(f)   The Senior Executive Long-Term Incentive Plan was a performance-based plan with a three-year performance period. Awards were made under the plan in 1997, 1998 and 1999 based on Popular's performance during the respective preceding three-year performance periods. The plan had financial targets such as return on equity and stock appreciation. The plan gave NEOs the choice of receiving the incentive in cash or common stock. If they chose common stock, the compensation was deferred in the form of common stock until termination of employment. These are dollar values using the number of shares awarded at the time, the dividends (in shares) received multiplied by the closing price of Popular's common stock on December 31, 2018 which was $47.22.

CEO PAY RATIO

The table below sets forth comparative information regarding (A) the 2018 annual total compensation of Mr. Alvarez, our current CEO, (B) the 2018 annual total compensation of our median employee identified in 2017, and (C) the ratio of our CEO's 2018 annual total compensation compared to the 2018 annual total compensation of our median employee. For 2018, the ratio of Mr. Alvarez's 2018 annual total compensation to the 2018 annual total compensation of our median employee was 121 to 1.

CEO 2018 annual total compensation (A)	$4,417,563
Median employee 2018 annual total compensation (B)	$ 36,443
Ratio of (A) to (B)	121:1

Considering that there has been no change in Popular's employee population or employee compensation arrangements that would significantly impact the 2018 pay ratio, the median employee used in 2018 is the same one identified as of December 31, 2017 for the CEO pay ratio disclosed in the "Compensation Discussion and Analysis" section of our 2018 Proxy Statement. To identify the median employee in 2017, compensation data was gathered for our entire employee population as of December 31, 2017, excluding our current and former CEO. We used total 2017 earned compensation (salary, incentives and commissions) as the compensation measure that best reflects the compensation of all our employees.

In accordance with SEC rules, after identifying our median employee, the 2018 annual total compensation of the median employee and our current CEO (who was CEO on the date used to identify our median employee, i.e. December 31, 2017) were determined using the same methodology that we use to determine our named executive officers' annual total compensation for the Summary Compensation Table in this Proxy Statement.

Compensation of Non-Employee Directors

COMPENSATION OF DIRECTORS

COMPENSATION FOR 2018

The following summarizes the compensation program for non-management directors in effect during 2018:

Compensation	Amount ($)
Restricted Stock Grant	$100,000
Retainer	50,000
Lead Director Restricted Stock Grant	20,000
Audit and Risk Committee Chair Retainer	15,000
Compensation and Corporate Governance and Nominating Committee Chair Retainer	10,000

These amounts were paid as compensation to non-executive directors for the twelve-month period that commenced on the date of the 2018 annual meeting of shareholders. All of the annual payments, except

the annual restricted stock grant and the Lead Director restricted stock grant, could be paid in either cash or restricted stock under Popular's 2004 Omnibus Incentive Plan, at the director's election. All restricted stock awards are subject to risk of forfeiture and restrictions on transferability until retirement of the director, when the awards become vested. Any dividends paid on the restricted stock during the vesting period are reinvested in shares of common stock.

Popular reimburses directors for travel expenses incurred in connection with attending Board, committee and shareholder meetings, participating in continuing director education programs and for other Popular-related business expenses (including the travel expenses of spouses if they are specifically invited to attend the event for appropriate business purposes).

2018 NON-EMPLOYEE DIRECTOR SUMMARY COMPENSATION TABLE

The following table provides compensation information for Popular's non-employee directors during 2018:

Name	Fees Earned or Paid in Cash ($)[a]	Stock Awards ($)[b]	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Joaquín E. Bacardí, III	$50,000	$100,000	—	—	—	—	$150,000
Alejandro M. Ballester	60,000	100,000	—	—	—	—	160,000
John W. Diercksen	65,000	100,000	—	—	—	—	165,000
María Luisa Ferré	60,000	100,000	—	—	—	—	160,000
David E. Goel[c]	50,000	100,000	—	—	—	—	150,000
C. Kim Goodwin	65,000	100,000	—	—	—	—	165,000
Myrna M. Soto[d]	41,667	83,334	—	—	—	—	125,001
William J. Teuber, Jr.	50,000	120,000	—	—	—	—	170,000
Carlos A. Unanue	50,000	100,000	—	—	—	—	150,000

(a) Represents the cash value of the $50,000 annual retainer and the committee chair retainers. During 2018, Messrs. Ballester, Goel, Teuber and Ms. Ferré, elected to receive the annual retainer and meeting fees in cash instead of restricted stock.

(b) Represents the 2018 annual award of restricted stock with a grant date fair value (determined in accordance with FASB ASC Topic 718) of $100,000 under the Popular's 2004 Omnibus Incentive Plan. In the case of Mr. Teuber, it includes the Lead Director restricted stock grant. The following represents the shares of common stock granted to each director as of December 31, 2018 under Popular's 2004 Omnibus Incentive Plan, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions: Mr. Bacardí, 20,756; Mr. Ballester, 21,606; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765; Mr. Teuber, 50,502; Mr. Unanue, 36,657.

(c) Mr. Goel resigned from the Board of Directors effective September 14, 2018.

(d) Ms. Soto joined the Board of Directors effective July 1, 2018. Compensation to Ms. Soto was prorated to reflect time served as a director during the compensation period.

NEW COMPENSATION STRUCTURE

During 2018, the Corporate Governance and Nominating Committee engaged Meridian Compensation Partners, LLC, to perform an analysis of the Corporation's non-employee director compensation. Compensation was compared to 19 peer banks, all publicly traded companies similar in asset size to the Corporation. After considering peer practices and various compensation structures and upon recommendation of the Corporate Governance and Nominating Committee, in September 2018, the Board unanimously approved the following revised director annual compensation program:

Revised Compensation	Amount ($)
Equity Grant	$125,000
Retainer	75,000
Lead Director Equity Grant	25,000
Audit and Risk Committee Chair Retainer	20,000
Compensation and Corporate Governance and Nominating Committee Chair Retainer	15,000

Under the revised program, all retainers may be paid in either cash or equity, at the director's election. Similarly, all equity awards granted to the director may be paid in either restricted stock or restricted stock units under the Corporation's 2004 Omnibus Incentive Plan. All equity awards will vest and become non-forfeitable on the grant date of such award. At the director's option, the shares of common stock underlying the restricted stock unit award shall be delivered to the director either on the 15th day of August immediately following the date of retirement of the director or in equal annual installments on each 15th of August of the 1st, 2nd, 3rd, 4th and 5th year after the date of retirement of the director. To the extent that cash dividends are paid on the Corporation's outstanding common stock, the director will receive an additional number of restricted stock units that reflect reinvested dividend equivalents.

The new compensation structure will be effective commencing on the date of the 2019 annual meeting of shareholders.

DIRECTOR STOCK OWNERSHIP REQUIREMENTS

Each non-employee director must own common stock with a dollar value equal to five times his or her annual retainer. Non-employee directors are required to achieve that ownership level within three years of being named or elected as a director.

Pledging of common stock as collateral for loans or in margin accounts is prohibited. Each director and nominee for director is currently in compliance with his or her common stock ownership requirements.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

BENEFICIAL OWNERSHIP

SHARES BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the beneficial ownership of Popular's common stock and preferred stock as of March 6, 2019 for each director and nominee for director and each NEO, and by all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

COMMON STOCK

Name	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
Joaquín E. Bacardí, III	36,387	*
Alejandro M. Ballester	23,666[3]	*
Robert Carrady	4,802[4]	*
Richard L. Carrión	290,954[5]	*
John W. Diercksen	21,742	*
María Luisa Ferré	55,643[6]	*
C. Kim Goodwin	46,696	*
Myrna M. Soto	2,803	*
William J. Teuber, Jr.	64,092	*
Carlos A. Unanue	131,924[7]	*
Ignacio Alvarez	132,721[8]	*
Javier D. Ferrer	40,413[9]	*
Lidio V. Soriano	67,938	*
Carlos J. Vázquez	106,155[10]	*
All directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group (23 persons in total)	1,283,201	1.33%

PREFERRED STOCK

Name	Title of Security	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2]
María Luisa Ferré	8.25% Preferred Stock	4,175[11]	*
All directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group (23 persons in total)	8.25% Preferred Stock	4,175	*

(1) For purposes of the table above, "beneficial ownership" is determined in accordance with Rule 13d-3 under the 1934 Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Also, it includes shares of common stock granted under Popular's 2004 Omnibus Incentive Plan and the Senior Executive Long-Term Incentive Plan, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Bacardí, 20,756; Mr. Ballester, 21,606; Mr. Carrady, 1,052; Mr. Carrión, 85,909; Mr. Diercksen, 20,702; Ms. Ferré, 34,400; Ms. Goodwin, 34,692; Ms. Soto, 2,765; Mr. Teuber, 50,502; Mr. Unanue, 36,657; Mr. Alvarez, 55,370; Mr. Ferrer, 18,281; Mr. Soriano, 16,620; and Mr. Vázquez, 23,037, which represent in the aggregate 532,612 shares for all directors, NEOs, executive officers and the Principal Accounting Officer and Comptroller as a group.

(2) ''*'' indicates ownership of less than 1% of the outstanding shares of common stock or 8.25% Non-Cumulative Monthly Income Preferred Stock, Series B (''8.25% Preferred Stock''), as applicable. As of March 6, 2019, there were 96,618,635 shares of common stock outstanding and 1,120,665 shares of 8.25% Preferred Stock outstanding.

(3) Includes 799 shares owned by Mr. Ballester's children.

(4) Includes 2,750 shares owned by Plaza Escorial Cinemas Corp. in which Mr. Carrady has an ownership interest of 62.5%.

(5) Mr. Carrión has indirect investment power over 3,223 shares owned by his youngest son and 208 shares held by the estate of Mr. Carrion's deceased spouse. Mr. Carrión has approximately a 16.99% ownership interest in Junior Investment Corporation, a family investment vehicle, which owns 433,656 shares, of which 73,694 are included in the table as part of Mr. Carrión's holdings.

(6) Includes 21,239 shares owned by The Luis A. Ferré Foundation, over which Ms. Ferré has indirect investment and voting power.

(7) Includes 75,731 shares held by Mr. Unanue's mother, over which Mr. Unanue disclaims beneficial ownership. Mr. Unanue has an 8.33% interest in Island Can Corporation, of which he is General Manager, and which owns 64,000 shares, of which 5,331 are included in the table as part of Mr. Unanue's holdings and over which he disclaims beneficial ownership.

(8) Includes 3,259 shares owned by Mr. Alvarez's son.

(9) Includes 1,167 shares owned by Mr. Ferrer's wife over which he disclaims beneficial ownership.

(10) Includes 468 shares held by a family member, over which Mr. Vázquez has investment authority.

(11) Reflects shares owned by Ms. Ferré's husband.

PRINCIPAL SHAREHOLDERS

The following table presents certain information as of December 31, 2018, with respect to any person, including any ''group'', as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the ''1934 Act''), who is known by Popular to beneficially own more than five percent (5%) of its outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
The Vanguard Group[2] 100 Vanguard Blvd. Malvern, PA 19355	9,703,345	9.66%

(1) For purposes of this table, ''beneficial ownership'' is determined in accordance with Rule 13d-3 under the 1934 Act.

(2) Based solely on information contained in a Schedule 13G/A filed with the SEC on February 12, 2019 by The Vanguard Group reflecting its common stock holdings as of December 31, 2018. The Vanguard Group indicates that it has sole voting power with respect to 48,353 shares of Popular's common stock, shared voting power with respect to 11,390 shares of Popular's common stock, sole dispositive power with respect to 9,654,025 shares of Popular's common stock, and shared dispositive power with respect to 49,320 shares of Popular's common stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the 1934 Act requires Popular's directors and executive officers to file with the SEC reports of ownership and changes in ownership of common stock and other equity securities. Officers and directors are required by SEC regulations to furnish Popular with copies of all Section 16(a) forms they file. Based solely on a review of the copies of such reports furnished to Popular or written representations that no other reports were required, Popular believes that, with respect to 2018, all filing requirements applicable to its officers and directors were satisfied, except for (i) late reports filed by the following officers in connection with the withholding of shares of common stock to satisfy tax obligations upon the vesting of restricted stock awards: Mr. Carrión, Ms. Burckhart, Mr. Ferrer, Mr. Guerrero, Mr. Monzón, Mr. Negrón, Mr. Sepúlveda, Mr. Soriano and Mr. Vázquez with one late report each and Mr. Alvarez with two late reports and (ii) reports filed in 2018 by Mr. Carrión, which included 848.562 shares that were incorrectly included in those filings as part of his holdings, with such reporting being corrected in a Form 5 filed by Mr. Carrión on February 14, 2019.

PROPOSALS

Proposal 1

ELECTION OF DIRECTORS

Popular's Restated Certificate of Incorporation establishes that the Board of Directors shall be composed of such number of directors as shall be established from time to time by the Board, but not less than 9 nor more than 25, and that the Board shall be divided into three classes as nearly equal in number as possible, with each class having at least three members and with the term of office of one class expiring each year. When the number of directors is changed, any newly created directorship will be assigned among classes by a majority of the directors then in office in a manner that would make all classes as equal in number as possible. In the event of inequality within classes, the Restated Certificate of Incorporation provides that the class assigned to the new director will be the class having the last date for expiration of its term.

Our Board named Myrna M. Soto and Robert Carrady as members of the Board, effective July 1, 2018 and January 1, 2019, respectively. In accordance with our Restated Certificate of Incorporation, any director named by the Board will hold office only until the next annual meeting of shareholders, at which such director should be duly elected and qualified. The Board is therefore nominating Ms. Soto and Mr. Carrady as "Class 2" members, consistent with the requirements in our Restated Certificate of Incorporation. As a result, at the meeting, four directors assigned to "Class 2" will be elected to serve until the 2022 annual meeting of shareholders or until their respective successors are duly elected and qualified. The remaining seven directors of Popular will continue to serve as directors, as follows: the three directors assigned to "Class 3," until the 2020 annual meeting of shareholders of Popular, and the four directors assigned to "Class 1," until the 2021 annual meeting of shareholders, or in each case until their successors are duly elected and qualified.

The persons named as proxies have advised Popular that, unless otherwise instructed, they intend to vote at the meeting the shares covered by the proxies "FOR" the election of the four nominees, and that if any one or more of such nominees should become unavailable for election they intend to vote such shares "FOR" the election of such substitute nominees as the Board may propose. Popular has no knowledge that any nominee will become unavailable for election.

Popular's Restated Certificate of Incorporation requires that each director receive a majority of the votes cast by shareholders in person or by proxy and entitled to vote (the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee). All nominees are currently serving on the Board. If an incumbent director is not elected by a majority of the shares represented at the annual meeting, Puerto Rico corporation law provides that the director continues to serve on the Board as a "holdover director." Under Popular's Restated By-Laws and Corporate Governance Guidelines, an incumbent director who is not elected by a majority of the votes cast must tender his or her resignation to the Board. In that situation, Popular's Corporate Governance and Nominating Committee would make a recommendation to the Board about whether to accept or reject the resignation, or whether to take other action. The Board would act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision.

The "Class 2" nominees for election as director at the 2019 Annual Meeting of Shareholders are: Joaquín E., Bacardí, III, Robert Carrady, John W. Diercksen and Myrna M. Soto. Refer to the "Nominees for Election as Directors and Other Directors" section of this Proxy Statement for information on the director's experience and qualifications.

 **OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" EACH NOMINEE TO THE BOARD.**

Proposal 2

ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC regulations require a separate, nonbinding "say on pay" shareholder vote to approve the compensation of executives. The compensation paid to our NEOs and Popular's overall executive compensation policies and procedures are described in the "Compensation Discussion and Analysis" section and the tabular disclosure (together with the accompanying narrative disclosure) in this Proxy Statement

This proposal gives you as a shareholder the opportunity to endorse or not endorse the compensation paid to Popular's NEOs through the following resolution.

"RESOLVED, that the shareholders of Popular approve the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis Section and the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this Proxy Statement."

Because your vote is advisory, it will not be binding upon the Board and may not be construed as overruling any decision by the Board. However, the Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation policies and procedures and in connection with its future executive compensation determinations.

The approval of the advisory vote on executive compensation requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on that matter. At our annual shareholders' meeting held in May 2018, the vast majority of Popular's voting shareholders (94.74% of shares voted) expressed support for our executive compensation policies and procedures.

 **OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.**

Proposal 3

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee intends to appoint PricewaterhouseCoopers LLP as the independent registered public accounting firm of Popular for 2019. PricewaterhouseCoopers LLP has served as the independent registered public accounting firm of BPPR since 1971 and of Popular since 1991.

The following table summarizes the fees billed to Popular by PricewaterhouseCoopers LLP for the years ended December 31, 2018 and 2017:

	December 31, 2018	December 31, 2017
Audit Fees	$7,098,840	$6,909,029
Audit-Related Fees[a]	1,455,250	1,001,013
Tax Fees[b]	43,029	42,625
All Other Fees[c]	4,500	3,600
	$8,601,619	$7,956,267

(a)   Includes fees for assurance services such as audits of pension plans, compliance-related audits, accounting consultations and Statement on Standards for Attestation Engagements No. 18 reports.

(b)   Includes fees associated with tax return preparation and tax consulting services.

(c)   Includes software licensing fees.

The Audit Committee has established controls and procedures that require the pre-approval of all audit and permissible non-audit services provided by PricewaterhouseCoopers LLP. The Audit Committee may delegate to one or more of its members the authority to pre-approve any audit or permissible non-audit services. Under the pre-approval controls and procedures, audit services for Popular are negotiated annually. In the event that any additional audit services are required by Popular, a proposed engagement letter is obtained from the auditors and evaluated by the Audit Committee or the member(s) of the Audit Committee with authority to pre-approve auditor services. Any decisions to pre-approve such audit and non-audit services and fees are to be reported to the full Audit Committee at its next regular meeting. The Audit Committee has considered that the provision of the services covered by this paragraph is compatible with maintaining the independence of the independent registered public accounting firm of Popular. During 2018, fees for all services provided by PricewaterhouseCoopers LLP were approved by the Audit Committee.

Neither Popular's Restated Certificate of Incorporation nor its Restated By-Laws require that the shareholders ratify the appointment of PricewaterhouseCoopers LLP as Popular's independent registered public accounting firm. If the shareholders do not ratify the appointment, the Audit Committee will reconsider whether or not to appoint PricewaterhouseCoopers LLP, but may nonetheless appoint such firm. Even if the appointment is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interest of Popular and its shareholders.

Representatives of PricewaterhouseCoopers LLP will attend the meeting and will be available to respond to any appropriate questions that may arise. They will also have the opportunity to make a statement if they so desire.

The ratification of the appointment of PricewaterhouseCoopers LLP as Popular's auditors requires the affirmative vote of the holders of a majority of shares represented in person or by proxy and entitled to vote on that matter.

 **OUR BOARD RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.**

AUDIT COMMITTEE REPORT

In the performance of its oversight function, the Audit Committee has reviewed and discussed the audited financial statements of Popular for the fiscal year ended December 31, 2018 with management and PricewaterhouseCoopers LLP, Popular's independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by the applicable standards of the Public Company Accounting Oversight Board ("PCAOB"). Finally, the Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP required by the applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence. These considerations and discussions, however, do not assure that the audit of Popular's financial statements and internal control over financial reporting have been carried out in accordance with the standards of the PCAOB, that the financial statements are presented in accordance with Generally Accepted Accounting Principles ("GAAP"), that Popular's internal control over financial reporting is effective or that Popular's registered public accountants are in fact "independent."

As set forth in the Audit Committee Charter, the management of Popular is responsible for the preparation, presentation and integrity of Popular's financial statements. Furthermore, management is responsible for maintaining appropriate accounting and financial reporting principles and policies, and internal controls and procedures that provide for compliance with accounting standards and applicable laws and regulations. PricewaterhouseCoopers LLP is responsible for auditing Popular's financial statements, expressing

an opinion as to their conformity with GAAP, and annually auditing the effectiveness of the Company's internal control over financial reporting.

The members of the Audit Committee are not engaged professionally in the practice of auditing or accounting and are not employees of Popular. Popular's management is responsible for its accounting, financial management and internal controls. As such, it is not the duty or responsibility of the Audit Committee or its members to conduct "field work" or other types of auditing or accounting reviews or procedures to set auditor independence standards.

Based on the Audit Committee's consideration of the audited financial statements and the discussions referred to above with management and the independent registered public accounting firm, and subject to the limitations on the role and responsibilities of the Audit Committee set forth in the Charter and those discussed above, the Audit Committee recommended to the Board that Popular's audited financial statements be included in Popular's Annual Report on Form 10-K for the year ended December 31, 2018 for filing with the SEC.

Respectfully submitted,

The Audit Committee

> John W. Diercksen, Chair
> Alejandro M. Ballester
> C. Kim Goodwin
> William J. Teuber, Jr.
> Carlos A. Unanue

GENERAL INFORMATION ABOUT THE MEETING

About the Meeting

WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?

The information in this Proxy Statement relates to the matters to be acted upon at the meeting, the voting process, the Board of Directors, Board committees, the compensation of directors and executive officers and other required information.

WHAT IS THE PURPOSE OF THE MEETING?

At the meeting, shareholders will act upon the matters outlined in the accompanying Notice of Meeting, including:

- the election of four "Class 2" directors for a three-year term;

- the approval, on an advisory basis, of our executive compensation;

- the ratification of the appointment of Popular's independent registered public accounting firm for 2019; and

- consider such other business as may be properly brought before the meeting or any adjournments thereof.

In addition, management will report on the affairs of Popular.

COULD OTHER MATTERS BE DECIDED AT THE MEETING?

The Board does not intend to present any matters at the meeting other than those described in the Notice of Meeting. However, if any new matter requiring the vote of the shareholders is properly presented before the meeting, proxies may be voted with respect thereto in accordance with the best judgment of proxy holders, under the discretionary power granted by shareholders to their proxies in connection with general matters. The Board at this time knows of no other matters which may come before the meeting and the Chairman of the meeting will declare out of order and disregard any matter not properly presented.

WHAT DOCUMENTS DO I NEED TO BE ADMITTED TO THE MEETING?

Only Popular shareholders may attend the meeting. You will need a valid photo identification, such as a driver's license or passport and proof of stock ownership as of the close of business on the Record Date. The use of mobile phones, pagers, recording or photographic equipment, tablets, or computers is not permitted.

Voting Procedure and Results

HOW MANY VOTES DO I HAVE?

You will have one vote for every share of Popular's common stock, par value $0.01 per share, you owned as of the close of business on the Record Date.

HOW MANY VOTES CAN ALL SHAREHOLDERS CAST?

Shareholders may cast one vote for each of Popular's 96,618,783 shares of common stock that were outstanding on the Record Date. The shares covered by any proxy that is properly executed and received before 11:59 p.m., Eastern Time, the day before the meeting will be voted. Shares may also be voted in person at the meeting.

HOW DO I VOTE?

You can vote either in person at the meeting or by proxy.

To vote by proxy, you must either:

- vote over the Internet by following the instructions provided in the Notice of Internet Availability of Proxy Materials or proxy card;
- vote by telephone by calling the toll-free number found on your proxy card; or
- vote by mail if you receive or request paper copies of the proxy materials, by filling out the proxy card and sending it back in the envelope provided. To avoid delays in ballot taking and counting, and in order to ensure that your proxy is voted in accordance with your wishes, compliance with the following instructions is respectfully requested: when signing a proxy as attorney, executor, administrator, trustee, guardian, authorized officer of a corporation, or on behalf of a minor, please give full title. If shares are registered in the name of more than one record holder, all record holders must sign.

If you want to vote in person at the meeting, and you hold your common stock through a securities broker or nominee (i.e., in "street name"), you must obtain a proxy from your broker or nominee and bring that proxy to the meeting.

HOW MANY VOTES MUST BE PRESENT TO HOLD THE MEETING?

A majority of the votes that can be cast must be present either in person or by proxy to hold the meeting. Proxies received but marked as abstentions or broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting for purposes of determining whether the majority of the votes that can be cast are present. A broker non-vote occurs when a broker or other nominee does not have discretionary authority to vote on a particular matter. Votes cast by proxy or in person at the meeting will be counted by Broadridge Financial Solutions, Inc., an independent third party. We urge you to vote by proxy even if you plan to attend the meeting so that we know as soon as possible that enough votes will be present for us to hold the meeting.

WHAT VOTE IS REQUIRED AND HOW ARE ABSTENTIONS AND BROKER NON-VOTES TREATED?

To be elected, director nominees must receive a majority of the votes cast (the number of shares voted "FOR" a director nominee must exceed the number of votes cast "AGAINST" that nominee) by shareholders in person or by proxy and entitled to vote. Abstentions and broker non-votes will not be counted as either a vote cast "FOR" or a vote cast "AGAINST" the nominee and, therefore, will have no effect on the results for the election of directors.

For the advisory vote related to executive compensation, the ratification of the appointment of our independent registered public accounting firm and any other item voted upon at the meeting, the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote on such item will be required for approval. Abstentions will have the same effect as a negative vote and broker non-votes will not be counted in determining the number of shares necessary for approval.

CAN I VOTE IF I PARTICIPATED IN ONE OF POPULAR'S EMPLOYEE STOCK PLANS?

Yes. Your vote will serve to instruct the trustees or independent fiduciaries how to vote your shares in the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan. Shares held under the Popular, Inc. Puerto Rico Savings and Investment Plan and the Popular, Inc. USA 401(k) Savings and Investment Plan may be voted by proxy properly executed and received before 11:59 p.m., Eastern Time, on May 2, 2019.

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will report the voting results on a Current Report on Form 8-K filed with the SEC no later than May 13, 2019.

HOW DOES THE BOARD RECOMMEND THAT I VOTE?

The Board recommends that you vote as follows:

- "FOR" each nominee to the Board;
- "FOR" the advisory vote related to executive compensation; and
- "FOR" the ratification of the appointment of Popular's independent registered public accounting firm for 2019.

WHAT HAPPENS IF THE MEETING IS POSTPONED OR ADJOURNED?

Your proxy will still be valid and may be voted at the postponed or adjourned meeting. You will still be able to change or revoke your proxy until it is voted.

CAN I CHANGE MY VOTE?

Yes, you may change your vote at any time before the meeting. To do so, you may cast a new vote by telephone or over the Internet, send in a new proxy card with a later date, or send a written notice of revocation to the President or Chief Legal Officer and Secretary of Popular, Inc. (751), P.O. Box 362708, San Juan, Puerto Rico 00936-2708, delivered before the proxy is exercised. If you attend the meeting and want to vote in person, you may request that your previously submitted proxy not be used.

Proxy Materials

WHY DID I RECEIVE A NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF THE PROXY MATERIALS?

Pursuant to rules adopted by the SEC, we have elected to provide access to Popular's proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials to most of our shareholders. We believe this method of distribution makes the proxy distribution process more efficient, less costly and reduces our impact on the environment. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice of Internet Availability of Proxy Materials or request to receive a paper copy of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a paper copy may be found in the Notice of Internet Availability of Proxy Materials. We encourage you to take advantage of the availability of the proxy materials on the Internet.

The Notice of Internet Availability of Proxy Materials, as well as this Proxy Statement and proxy card, were first sent to shareholders on or about March 20, 2019.

WHY DIDN'T I RECEIVE NOTICE IN THE MAIL REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS?

We are providing some of our shareholders, including shareholders who have previously asked to receive paper copies of the proxy materials, with paper copies of the proxy materials instead of a Notice of Internet Availability of Proxy Materials. In addition, we are providing a Notice of Internet Availability of Proxy Materials by e-mail to some shareholders, including those shareholders who have previously elected delivery of the proxy materials electronically. Those shareholders should have received an e-mail containing a link to the website where the materials are available and a link to the proxy voting website.

WHAT SHOULD I DO IF I RECEIVE MORE THAN ONE SET OF VOTING MATERIALS?

You may receive more than one set of voting materials, including multiple Notices of Internet Availability of Proxy Materials or multiple proxy cards. For example, if you hold your shares in more than one brokerage account, you may receive separate Notices of Internet Availability of Proxy Materials or proxy cards for each brokerage account in which you hold shares. You should exercise your vote in connection with each set of voting materials as they represent different shares.

THERE ARE SEVERAL SHAREHOLDERS IN MY ADDRESS. WHY DID WE RECEIVE ONLY ONE SET OF PROXY MATERIALS?

In accordance with a notice sent to certain street name shareholders who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2018 Annual Report, or Notice of Internet Availability of Proxy Materials, as applicable. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement and our 2018 Annual Report or Notice of Internet Availability of Proxy Materials, you may call 1-866-540-7059, or send a written request to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, NY 11717 and we will promptly deliver a separate copy of this Proxy Statement and our 2018 Annual Report or Notice of Internet Availability of Proxy Materials.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares.

WHAT IS INCLUDED IN THE PROXY MATERIALS?

The proxy materials include this Proxy Statement and Popular's Annual Report on Form 10-K containing the audited financial statements for the year ended December 31, 2018, duly certified by PricewaterhouseCoopers LLP, as independent registered public accounting firm. The proxy materials also include the Notice of Annual Meeting of Shareholders. If you receive or request that paper copies of these materials be sent to you by mail, the materials will also include a proxy card.

WHO WILL BEAR THE COST OF SOLICITING PROXIES FOR THE MEETING?

Proxies will be solicited by Popular on behalf of the Board. The cost of soliciting proxies for the meeting will be borne by us. In addition to solicitation by mail, proxies may be solicited personally, by telephone or otherwise. The Board has engaged the firm of Georgeson LLC to aid in the solicitation of proxies. The cost is estimated at $9,500, plus reimbursement of reasonable out-of-pocket expenses and customary charges. Our directors, officers and employees may also solicit proxies but will not receive any additional compensation for their services. Proxies and proxy material will also be distributed at our expense by brokers, nominees, custodians and other similar parties.

ELECTRONIC DELIVERY OF ANNUAL MEETING MATERIALS

You will help us protect the environment and save postage and printing expenses in future years by consenting to receive the annual report and proxy materials via the Internet. You may sign up for this service after voting on the Internet at *www.proxyvote.com.* If you choose to receive future proxy materials by email, you will receive an email message next year with instructions containing a link to those materials and a link to the proxy voting website. Your election to receive proxy materials electronically will remain in effect until you terminate it.

Shareholder Proposals

HOW DO I SUBMIT A SHAREHOLDER PROPOSAL TO BE INCLUDED IN THE PROXY STATEMENT FOR NEXT YEAR'S ANNUAL MEETING?

Any shareholder may submit a proposal to be included in the proxy statement for the 2020 Annual Meeting of Shareholders by sending it to Popular's Chief Legal Officer and Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico, 00918. We must receive the proposal no later than November 21, 2019. We are not required to include any proposal in our proxy statement that we receive after that date or that does not comply with applicable SEC rules.

HOW DO I NOMINATE A DIRECTOR OR BRING OTHER BUSINESS BEFORE NEXT YEAR'S ANNUAL MEETING, BUT NOT FOR INCLUSION IN THE PROXY MATERIALS?

Under our Restated By-Laws, a shareholder may nominate an individual to serve as a director or bring any other matter for consideration at the 2020 Annual Meeting of Shareholders. The Restated By-Laws require that the shareholder:

- notify us in writing between November 9, 2019 and February 7, 2020, provided that in the event that the date of the 2020 Annual Meeting of Shareholders is more than 30 days before or after the anniversary date of the 2019 Annual Meeting of Shareholders, notice by a shareholder must be delivered not earlier than the 15th day following the day on which notice is mailed or a public announcement is first made by Popular of the date of such meeting, whichever occurs first;

- include his or her name, address, share ownership and provide specified representations;

- with respect to notice of an intent to make a nomination, include a description of all arrangements and understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder, and such other information regarding each nominee as would have been required to be included in a proxy statement pursuant to SEC rules had the nominee been nominated by our Board; and

- with respect to notice of an intent to bring up any other matter or proposal, a description of the matter and any material interest of the shareholder in the matter or proposal.

The notice required for any such nomination or to bring other matter for consideration must be sent to Popular's Chief Legal Officer and Secretary at Popular, Inc., 209 Muñoz Rivera Avenue, San Juan, Puerto Rico, 00918. Shareholders may obtain a copy of Popular's Restated By-Laws by writing to the Chief Legal Officer and Secretary.

The above Notice of Meeting and Proxy Statement are sent by order of the Board of Directors of Popular, Inc.

In San Juan, Puerto Rico, March 20, 2019.



Richard L. Carrión
Executive Chairman



Javier D. Ferrer
Executive Vice President,
Chief Legal Officer and Secretary

You may request a copy, free of charge, of Popular's Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC (without exhibits), through our website, www.popular.com, or by calling (787) 765-9800 or writing to Comptroller, Popular, Inc., P.O. Box 362708, San Juan, PR 00936-2708.

APPENDIX A

POPULAR, INC., RECONCILIATION OF NON-GAAP MEASURES

ADJUSTED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2018 (NON-GAAP)

(Unaudited)

(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$ 618,158
Non-GAAP Adjustments:			
Termination of FDIC Shared-Loss Agreements [1]	(94,633)	45,059	(49,574)
Tax Closing Agreement [2]		(108,946)	(108,946)
Impact of Act No. 257[3]		27,686	27,686
Adjusted net income (Non-GAAP)			$ 487,324
Hurricane Claims [4]	(19,271)	7,516	(11,755)
Voluntary Retirement Program [5]	19,500	(7,605)	11,895
Early Extinguishment of Debt [6]	12,522		12,522
Adjusted net income for incentive purposes			$ 499,986

[1]   On May 22, 2018, Banco Popular de Puerto Rico, Popular's Puerto Rico Banking subsidiary, entered into a Termination Agreement with the FDIC to terminate all Shared-Loss Agreements in connection with the acquisition of certain assets and assumptions of certain liabilities of Westernbank Puerto Rico through an FDIC-assisted transaction in 2010 ("FDIC Transaction"). The gain recognized as a result of the Termination Agreement is the excess of the estimated fair market value of the true up obligation to the FDIC over the termination payment net of the FDIC Loss Share Asset as of the termination date.

[2]   In June 2012, the Puerto Rico Department of the Treasury and the Corporation, entered into a Tax Closing Agreement to clarify the tax treatment related to the loans acquired through the FDIC Transaction. The tax benefit related to the Tax Closing Agreement is the result of an increase in the deferred tax asset related to the underlying loan portfolio net of an income tax expense related to the "deemed sale" of such loans as of the termination date.

[3]   On December 10, 2018, the Governor of Puerto Rico signed into law Act No. 257 of 2018, which amended the Puerto Rico Internal Revenue Code, to among other things, reduce the Puerto Rico corporate income tax rate from 39% to 37.5%. The resulting adjustments reduce the DTA related to the Corporation's P.R. operations as a result of lower realizable benefit at the lower tax rate.

[4]   The proceeds from the insurance companies related to the Hurricanes Irma and Maria claims and the employee retention benefit from the P.R. Department of the Treasury.

[5]   The charge related to additional benefits offered to the eligible employees that accepted to participate in the Voluntary Retirement Program.

[6]   The charge associated to the accelerated amortization of debt issuance cost and the redemption price related to the redemption of outstanding 7.00% Senior Notes.

ADJUSTED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2017 (NON-GAAP)

(Unaudited)

(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$107,681
Non-GAAP Adjustments:			
Impact of the Tax Cut and Jobs Act [1]	—	168,358	168,358
Adjusted net income (Non-GAAP)			$276,039
Hurricanes Impact [2]:			
Non interest income	31,000	(12,049)	18,951
Provision for indemnity reserves on loans sold	3,436	(1,340)	2,096
Provision for loan losses	67,615	(26,370)	41,245

(In thousands)	Pre-tax	Income tax effect	Impact on net income
Operating expenses	16,981	(6,623)	10,358
Adjusted net income, excluding the impact of the Hurricanes (Non-GAAP)			$348,690

[1]   On December 22, 2017, the Tax Cut and Jobs Act ("the Act") was signed into law by the President of the United States. The Act, among other things, reduced the maximum federal Corporate tax rate from 35% to 21%. The adjustment reduced the deferred tax asset related to the Corporation's U.S. operations as a result of a lower realizable benefit at the lower tax rate.

[2]   Estimated impact on the Corporation's earnings as a result of the impact caused by Hurricanes Irma and Maria, net of estimated receivables of $1.1 million.

ADJUSTED NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2016 (NON-GAAP)

(Unaudited)

(In thousands)	Pre-tax	Income tax effect	Impact on net income
U.S. GAAP net income			$216,691
Non-GAAP Adjustments:			
Impact of EVERTEC restatement [1]	2,173	—	2,173
Bulk sale of WB loans and OREO [2]	(891)	347[4]	(544)
FDIC arbitration award [3]	171,757	(41,108)[4]	130,649
Goodwill impairment charge [5]	3,801	—	3,801
Other FDIC—LSA adjustments[6]	8,806	(2,380)[4]	6,426
Income from discontinued operations[7]	(2,015)	880	(1,135)
Adjusted net income (Non-GAAP)			$358,061

[1]   Represents Popular, Inc.'s proportionate share of the cumulative impact of EVERTEC restatement and other corrective adjustments to its financial statements, as disclosed in EVERTEC's 2015 Annual Report on Form 10K. Due to the preferential tax rate on the income from EVERTEC, the tax effect of this transaction was insignificant to the Corporation.

[2]   Represents the impact of the bulk sale of Westernbank loans and OREO. Gains and losses related to assets acquired from Westernbank as part of the FDIC assisted transaction are subject to the capital gains tax rate of 20%.

[3]   Represents the arbitration decision denying Banco Popular de Puerto Rico's request for reimbursement in certain shared loss claims. Gains and losses related to assets acquired from Westernbank as part of the FDIC assisted transaction are subject to the capital gains tax rate of 20%.

[4]   Gains and losses related to assets acquired from Westernbank as part of the FDIC assisted transaction are subject to the capital gains tax rate of 20%. Other items related to the FDIC loss-sharing agreements are subject to the statutory tax rate of 39%.

[5]   Represents goodwill impairment charge in the Corporation's securities subsidiary. The securities subsidiary is a limited liability company with a partnership election. Accordingly, its earnings flow through Popular, Inc., holding company, for income tax purposes. Since Popular, Inc. has a full valuation allowance on its deferred tax assets, this results in an effective tax rate of 0%.

[6]   Additional adjustments, including prior period recoveries, related to restructured commercial loans to reduce the indemnification asset to its expected realizable value.

[7]   Represents income from discontinued operations associated with the Popular Bank reorganization.

EARNINGS PER SHARE ("EPS")

(In thousands)	2016	2017	2018	Cumulative EPS
Adjusted net income (non-GAAP) [1]	$ 358,061	$ 348,690	$ 475,569	$ —
Preferred dividends	(3,723)	(3,723)	(3,723)	—
Net income for common stock	354,338	344,967	471,846	—
Average common share outstanding[2]	103,275,264	103,478,247	103,745,485	—
Adjusted EPS	$ 3.43	$ 3.33	$ 4.55	$11.31

[1]   The Compensation Committee decided not to adjust the 2018 GAAP net income for the charges related to the Voluntary Retirement Program ($11,895) and the early extinguishment of debt ($12,522) to calculate the EPS portion of the performance shares.

[2]   Excluding the $75 million common stock repurchase in first quarter 2017 and the $125 million common stock repurchase in fourth quarter of 2018.

OUR STRATEGIC FRAMEWORK

VISION

To provide an excellent customer experience by offering financial solutions that meet our clients' needs in a simple way.

PILLARS



SUSTAINABLE AND PROFITABLE GROWTH

Growth that balances risk and opportunity to expand within our current customers and markets, to diversify outside of Puerto Rico and into specialized segments, and to grow using our existing capabilities as a launching pad.



SIMPLICITY

The streamlining of business, process and organization through technology enabled automation and process optimization to reduce costs, improve quality and agility, enable a superior customer and employee experience and provide a platform for growth.



CUSTOMER FOCUS

Creates a culture of customer service, empowering employees to make decisions around the customer and designing a seamless, customer focused omnichannel experience to reinforce it.



FIT FOR THE FUTURE

An initiative that solidifies our foundation by focusing on attracting, developing, and retaining our talent around future capabilities in an environment that promotes wellness and transparency, while also strengthening our internal controls to effectively manage risks.



P.O. Box 362708 | San Juan, Puerto Rico 00936-2708